


PACTIV
Advanced Packaging Solutions

simple



Pactiv 2004 Annual Report


Sales
growing
$2,880
$3,138
$3,382


2002
2003
2004




SEC MAIL PROCESSING
RECEIVED
APR 0 5 2005
WASH. D.C.
185
SECTION

innovative



New Hefty® Serve 'n Store™ products open up an entirely new category of tableware that's equally comfortable on the table, in the refrigerator, or with the Serve 'n Store™ Everyday line, in the microwave. With its revolutionary, patent-pending interlocking rim design, every Serve 'n Store™ plate is a lid, and every lid is a plate.

productive


PACTIV
Advanced Packaging Solutions
Pactiv Air 5000 System

The Pactiv Air® 5000 inflatable void-fill system provides excellent packaging protection, on-demand convenience, and cost savings versus alternate materials. Fifty-foot-per-second speed, ease of operation, reliability, and compressor-free portability add up to maximum productivity and competitiveness for our customers.

aw Material Costs & Earnings





$0.41
$0.44
$0.62
$1.36
$1.43
$1.39

Q02 4Q03 4Q04

2002 2003 2004

astic resin cost per lb. (select grade, per CMAI)[1]
Polyethylene resin Polystyrene resin

Adjusted earnings per share from operations*

Chemical Market Associates, Inc. (CMAI)
report includes certain non-GAAP financial measures, identified with an *.
conciliation of the non-GAAP financial measures to GAAP is shown on the page number indicated.
r reconciliation of the above measure to GAAP see page 55.

Cash Flow*

strong

2002	2003	2004
$258	$224	$267

reconciliation to GAAP, see page 55.

flexible


Hefty
ULTRA FLEX
20% THICKER
THICK, STRONG & STRETCHABLE
20 BAGS
DRAWSTRING TAL
13 GAL. (49 L) SIZ
ULTRA FLEX

Thick, strong, and flexible. Fewer tears, punctures, and leaks. With material that's 20% thicker than the competition, a consumer-preferred drawstring closure system, and the power of the Hefty® brand, Ultra Flex™ waste bags are a winning product line and a platform for sales growth.

customer driven



In March 2005, Pactiv acquired Newspring Industrial Corp., a leading manufacturer of injection molded polypropylene products for use in the take-out, delicatessen, and foodservice markets. This acquisition allows Pactiv to expand its customer offering and position in the fast growing market for polypropylene products by adding proprietary thin-wall injection molding technology to our capabilities.

strategic



financial highlights

(In millions, except per-share data)	2004	2003	2002
Sales	$ 3,382	$ 3,138	$ 2,880
Income from continuing operations	155	195	220
Cumulative effect of changes in accounting principles	—	(12)	(72)
Net income	$ 155	$ 183	$ 148
Diluted earnings per share			
Continuing operations	$ 1.01	$ 1.21	$ 1.37
Cumulative effect of changes in accounting principles	—	(0.07)	(0.45)
Net	$ 1.01	$ 1.14	$ 0.92

This annual report includes forward-looking statements. Please refer to the cautionary statement section of the annual report on Form 10-K. That report can be accessed from www.pactiv.com under the Investor Relations link to SEC filings.

Pactiv

At Pactiv, we create simple solutions that help simplify your life. With strong growth and productivity in 2004, we performed with resilience and strength. Pactiv Corporation (NYSE: PTV) is a leading producer of specialty packaging products with sales of $3.4 billion and operations in 16 countries. Pactiv is a market leader in the packaging industry with its focus on Hefty® Consumer Products, Foodservice/Food Packaging, and Protective and Flexible Packaging. With one of the broadest product lines in the specialty packaging industry, the company derives more than 80% of its sales from product lines in which it holds the No. 1 or No. 2 market-share position.

Richard L. Wambold, Chairman & Chief Executive Officer



DEAR SHAREHOLDERS:

At Pactiv Corporation, we have consistently delivered strong financial results, year after year. As much as you have come to expect it of us, we demand excellence from ourselves. In many ways, 2004 was no exception — we posted an 8% growth in sales, including a 4% increase in volume, and $267 million in free cash flow*. Our product portfolio is stronger than ever, operating costs have been reduced, and we've invested significantly for the future, helping to ensure our long-term growth.

Yet, 2004 was a year that challenged us like no other. Partially masking what was otherwise a year of excellent business performance was an unprecedented $110 million surge in raw-material costs... a challenge we expect will continue into 2005. We passed much of these costs through with higher pricing and made excellent progress on our productivity programs, but in the end, we fell short of our earnings target for the year.

A disappointment, yes. Yet often, tough times define who we are and, no doubt, 2004 was a defining moment for us. Our team faced these cost challenges with quick thinking, strategically smart decisions, and an incredible amount of hard work to increase productivity, grow sales, and improve pricing. I'm extremely proud that we did not — nor will we — surrender our long-term mission by cutting investments to boost short-term results.

Instead, we continued to develop and introduce exciting new products and took critical steps to further enhance our product development capability. We strengthened customer partnerships and service capabilities. We invested in productivity and efficiency improvements. And we generated significant cash, returning $230 million of it to shareholders by repurchasing more than 10 million shares of our stock.

Despite far from ideal circumstances, we delivered on most of our key financial objectives. Through the actions we took last year and those we have already taken and will take in 2005, Pactiv is strong and poised to reap healthy returns for years to come.

GROWTH

New products across our businesses have accounted for more than half of our sales growth over the past two years. The real news is that this is only the beginning.

In 2004, we launched more than 50 new products across the segments we serve, including our new thick, strong, and stretchable Hefty® Ultra Flex™ waste bag line. We expanded our product offering in the food away from home market, and delivered new packaging for fast-food restaurants. And we continued to strengthen our inflatable packaging offering in our protective packaging unit.

In 2005, we will again introduce a strong slate of new products, bolstered by a significant increase in our investment in new product support. We believe that over the next several years our new Hefty® Serve 'n Store™ tableware (highlighted on pages 16 and 17 of this report) will develop into a $100 million product line. In addition to adding to our sales, new products will strengthen share in their respective markets and add to the long-term strength of the Hefty® brand.

To maintain our potential for continued growth, in 2004 we built a new, state-of-the-art product development center in the Chicago area. As a result, product development and marketing will work closely as a single team to elevate our product innovation efforts to new heights. These synergies, coupled with the addition of talent recruited last year, will drive further improvement in existing product lines, leverage our current strengths to new categories, and, when it makes sense, extend our capabilities into new, high-potential markets.

In 2005, we believe we have excellent opportunities to expand our already strong position with foodservice, processor, and supermarket customers. Increasingly, consumers are letting others do the cooking and are spending a growing percentage of their food dollar on food prepared away from home. Supermarkets have made major gains as a source of take-out food, and take-out is representing a larger and increasing proportion of restaurant sales. As supermarkets, foodservice operators, and processors work to meet the growing consumer demand for more prepared food items, the breadth of our product line — including a wide range of materials and functional capabilities — is allowing us to capitalize on the growth in the market for food away from home.

In March 2005, Pactiv acquired Newspring Industrial Corp., a leading designer and manufacturer of high-quality injection molded packaging for the take-out, delicatessen, and foodservice markets. The purchase of Newspring will allow Pactiv the opportunity to expand in the fast growing market for polypropylene products, as well as provide the company with superior technology and manufacturing know-how.

We made excellent progress in our Protective and Flexible Packaging business in 2004. Sales grew 9%, operating income* grew 27%, and operating margin* expanded 1.1 percentage points. The improving economy in North America, and the positive impact of our past restructuring efforts were evident in the segment's results. Europe's sluggish economy slowed our efforts to improve our protective packaging business, but we did see better performance in our flexible packaging operations. We expect each of these businesses to show stronger results as we move forward in 2005.

PRODUCTIVITY

Our goal is clear: We will become the lowest total-cost provider in our industry. To achieve that goal, we must aggressively push for even greater levels of efficiency and productivity.

Over the past three years, we have achieved approximately $90 million in savings from our productivity programs. In 2004, we began to implement lean manufacturing techniques in some of our facilities. These improvement practices are helping us reduce costs, better match production schedules with customer demand, leverage existing assets, and uncover non-value added activities so we can eliminate them from our processes.

LEADERSHIP

For the third consecutive year, Pactiv has been named one of America's Most Admired Companies and No. 1 in the packaging, container industry by FORTUNE magazine. Moreover, we ranked first in our industry in each of the eight key attributes that FORTUNE magazine uses to measure company performance.

As we journey forward, we will continue to pursue the strategies that have formed the foundation of our five-year performance as a public company — building on Hefty® brand equity, leveraging our product leadership and channel access in Foodservice/Food Packaging, and improving the performance of our Protective and Flexible Packaging business. Growth through product innovation and cost leadership through improved efficiencies will continue to be our corporate mantras.

It has been said that tough times don't last, but tough people do. So while we can hope for a less volatile raw materials market in 2005, the better strategy is to expect continued uncertainties, plan for them, and mitigate their effects. The support that our customers, shareholders, and Board of Directors provided in 2004 is much appreciated and affirms their belief in our vision, as well as in our employees, whose hard work and dedication have built a solid foundation from which we will continue to grow.

We are excited about the opportunities that lie ahead and we have prepared ourselves to take advantage of them. Ours is a company that is healthy and strong. And as such, I can say with confidence as I look to our future — our best performance is yet to come.

Sincerely,
Richard L. Wambold,
Chairman & Chief Executive Officer
March 21, 2005

*For reconciliation to GAAP, see page 55 for free cash flow and operating margin, and page 24 for operating income.

operations review

2004 Operating Segment Results


Sales
($ millions)
$934
$1490
$958
Hefty® Consumer Products
Foodservice/Food Packaging
Protective and Flexible Packaging
Operating Income[1]
($ millions)
$179
$169
$75

[1]Excludes restructuring and other charges, as well as the "Other" segment. See page 24 for reconciliation to GAAP measures.

Pactiv Corporation is a leader in the specialty packaging industry, recognized for innovation and new product development, the breadth and depth of its product lines, brand strength, distribution and channel access, and a commitment to continuous productivity improvement and industry cost leadership.

These strengths are significant, and the key to the company's growth and progress is its ability to apply them to address emerging market needs through three customer-oriented operating divisions: Hefty® Consumer Products, Foodservice/Food Packaging, and Protective and Flexible Packaging.

In all of these segments, Pactiv is focused on three strategic objectives: growing sales internally and through accretive acquisitions, strengthening margins and competitive position through a range of product development and productivity-improvement programs, and creating incremental value for shareholders through prudent use of free cash flow.

Hefty® Consumer Products

28% of sales

Sales Grew 5%
Leader in Product Innovation
Leverage Hefty® Brand Strength



Hefty
ULTRA FLEX
STRONG
CinchSak
Serve 'n Store
FREEZER

Sales Hefty® is one of the nation's most trusted and respected brands, and a leader in every segment of the consumer market in which it competes: drawstring waste bags, disposable tableware, food storage and freezer bags, and disposable cookware.

2004 sales totaled $934 million, up 5% from 2003, driven by a 5% volume increase. Operating income* declined 8% from the prior year, resulting in a 19.2% operating margin*, compared with 22% in 2003. While operating profit and margin were lower than in 2003, performance was strong in an exceptionally demanding environment, marked by significant increases in the cost of raw materials. Pricing actions, successful new product introductions, and continued productivity gains allowed us to turn in solid results in 2004.

Innovation The Hefty® brand extended its leadership with the introduction of a number of products, including Hefty® HandySaks™, convenient bags for on-the-go cleanup; Hefty® Strong and Spill Resistant plates, disposable foam plates designed for everyday use; and Hefty® Ultra Flex™ waste bags, our strongest bag, introduced with national advertising featuring martial-arts icon Jackie Chan. In 2004, we also developed and set the stage for the 2005 launch of Hefty® Serve 'n Store™ tableware. New product introductions and line extensions are an important ongoing focus for our Hefty® business and account for approximately half of the segment's strong sales growth.

In addition to investing in our product pipeline, we also are supporting our new product efforts with increased marketing support, designed to enhance our competitive position and drive growth in higher-margin product lines. In 2005, we expect to invest an incremental $45 million to $55 million net in advertising and promotion to support the introduction of key new products and drive future sales and profits.

Productivity Improvement In 2004, our focus on efficiency and productivity improvement allowed us to reduce conversion costs. Reducing direct manufacturing and logistics costs are important elements of our overall strategy to remain cost competitive.

*For reconciliation to GAAP, see page 24 for operating income and page 55 for operating margin.

Hefty® Serve 'n Store™ products are equally comfortable for serving at the table or storing in the refrigerator.

Everyday Plates & Bowls
Party Plates & Bowls



Hefty
Serve 'n Store

Hefty® Serve 'n Store™ Tableware Hefty® Serve 'n Store™ tableware can truly handle a FULL plate of mealtime tasks: serving, storing food in the refrigerator, and with Hefty® Serve 'n Store™ Everyday tableware, microwave reheating. It will change how people serve, store, and prepare their food every day. First, it's a great everyday plate — big, strong, and soak-proof. And, Serve 'n Store™ plates and bowls feature innovative, interlocking rims that allow them to be snapped together to become storage containers — every plate is a lid, and every lid is a plate.

Hefty® Serve 'n Store™ EverydayTableware This innovation has tested extremely well with consumers.That's because it is perfectly designed for today's busy lifestyles. Hefty® Serve 'n Store™ Everyday tableware makes it simple to serve a meal anytime, store leftovers without fuss in a truly disposable container, and later reheat, and serve again with no extra dishes or cleanup.These plates and bowls significantly simplify consumers' mealtime activities, all at a price that makes convenience affordable.

Hefty® Serve 'n Store™ Everyday tableware is designed with flexibility and convenience in mind. Plates and bowls of the same size can be connected to form a variety of different size containers, as illustrated on the next page.

Hefty® Serve 'n Store™ PartyTableware Accent the perfect special occasion with Hefty® Serve 'n Store™ Party tableware, which offers a colorful way to entertain and features easy-grip handles for convenient carrying. These festive red and blue plastic plates and bowls are perfect for serving or eating, and then turn into "to-go" containers for sending leftovers home with guests.

Like Hefty® Serve 'n Store™ Everyday products, Party plates and bowls are also designed with interlocking rims, so each item connects to its own size, and are available in red or blue 9-inch and 10-inch plates and 18-ounce bowls.

1 Remarkable New Feature,
3 Ways to Bring Convenience to your Kitchen,
10 Product Solutions


serve
store
microwave

Sales Rose 9%
"One-Stop" Supplier
Broadest Product Line in the Industry



Pactiv is a leading provider to the foodservice, supermarket, and food packaging markets, producing and selling the industry's broadest product line in North America. These products include plastic containers; clamshells and trays; packer/processor packaging; and ovenable paperboard, aluminum, molded fiber, and other products used by the supermarket, foodservice, and restaurant industries.

2004 sales totaled $1.49 billion, up 9% from a year earlier. Volume increased 5% from 2003, while pricing accounted for 4% of the sales gain. Operating income* for 2004 declined by 5% from the previous year, while operating margin* was 11.3%, compared with 12.9% in 2003. Despite difficult operating conditions marked by a significant increase in the cost of raw materials, sales and volume growth outpaced industry average levels.

Portfolio Management New product development and a focus on high-margin product lines are central to our growth efforts in this business. We introduced a significant portion of the industry's new foodservice products over the past three years, and approximately 10% of this segment's sales currently come from products developed or introduced between 2002 and 2004. In 2004 alone, we introduced more than 40 new products, which included new packaging for leading fast-food restaurant chains, among them Wendy's and Taco Bell. We continued to target strategic acquisition candidates and, in March 2005, we acquired Newspring Industrial Corp., providing us with injection molding capability and products for the growing foodservice market.

Our goal is to become a true one-stop supplier, providing our customers with both the broadest product line in the industry and the best service to help them optimize the cost of their supply chains. In 2004, we were recognized as a top strategic supplier by several foodservice industry leaders. Going forward, we intend to expand our customer and channel-specific emphasis with an intensified focus on customers and distributors who can benefit most from our focus on customer service. Our goal is to grow consistently and strategically with the leaders in the foodservice and food packaging industries, as we work to become the low total-cost producer in our industry.

*For reconciliation to GAAP, see page 24 for operating income and page 55 for operating margin.

Sales Rose 9%
Making Service a Competitive Advantage
Expanded Position in Inflatable Packaging




Pactiv Air 5000
Pactiv Air 5000
Pactiv Air 5000

Composed of eight businesses that hold strong market positions in North America and Europe, Protective and Flexible Packaging products include air cushioning, air padded mailers, foam, Hexacomb® kraft honeycomb, flexible packaging, and hospital supplies.

2004 sales rose 9% from 2003, to $958 million. Operating income* for 2004 rose 27%, while operating margin* increased to 7.8% from 6.7% in 2003. Our focus in this business is on improving profitability, and we are continuing to make progress.

The segment's performance improvement reflected our restructuring program, coupled with improved demand in our North American market. These positives were partly offset by significant increases in the cost of raw materials.

Given the improved results in this business from our restructuring efforts, we expect continued improvement in sales and margins as the global economy recovers.

Growth Some segments of this business continue to benefit from the stronger U.S. economy. Additionally, we are driving sales growth worldwide through product development and channel expansion. In 2004, we continued to expand our position in inflatable packaging by building on the success of the Pactiv Air® 5000 system in North America and introducing the Pactiv Air® 6000 and 9000 models in Europe.

Productivity Improvement As a result of restructuring programs implemented from 2000 to 2002, our businesses now operate in an integrated manner, leveraging shared assets, capabilities, and best practices.

Quality and Service We continue to focus on service as a competitive advantage. In 2004, this business continued to improve on-time fill rates, sharpened its value proposition and sales focus, and bolstered its marketing expertise. These actions, in turn, drove margin gains during the year, and are expected to drive further gains in sales and profitability as the economy improves and demand strengthens.

*For reconciliation to GAAP, see page 24 for operating income and page 55 for operating margin.

Product Overview

HEFTY® CONSUMER PRODUCTS

Hefty Waste Bags
Ultra Flex™ Bags, Kitchen Fresh Bags, The Gripper Bags, Cinch Sak Bags, HandySaks™ Bags, EasyFlaps Bags, HandleSak Bags, TwistTie Bags, SteelSak Bags, Basics Bags, Renew Bags, Scrap Bags, Compactor Bags

Hefty OneZip Products
Storage Bags, Freezer Bags, Sandwich Bags, Jumbo Bags, Seasonal Bags, School Bags

Hefty Tableware
Serve 'n Store™ Everyday & Party Plates/Bowls, Hefty Easy Grip Cups, Strong & Spill Resistant Plates, EveryDay Bowls/Trays, Hearty Meals, Extra Strong & Deep Plates, ElegantWare Plates/Bowls, Classic Impressions Plates, Holiday Prints Plates/Bowls/Cups, Heavy Duty Paper Plates, Supreme Plates, Super Weight Plates, Hinged-Lid Containers

Hefty Pals Products
Zoo Pals Plates, Zoo Pals Bowls, Zoo Pals Funtensils™ Cutlery, Zoo Pals Fun Slider Bags, Merry Pals and Sports Pals Plates

Baggies Products
Storage Bags, Sandwich Bags

Hefty EZ Foil™ Products
SuperRoaster Roasters, EZ Elegance Pans, EZ Occasions Pans, Party Colors Pans, CaterWare Serving Trays, Fiesta Pans, Crown Classic and Crown Oval Roasters

Kordite Products
Drawstring and Twist Tie Bags, Plastic and Foam Plates / Cups

FOODSERVICE/FOOD PACKAGING

Bakery Packaging
Cakes, Pies, Cookies, Loaf Cakes & Bread, Pastries, Breakfast Foods

Deli Packaging
Deli Salads, Food Away From Home, Hot Case Products, Cold Case Products

Produce Packaging
Cut Produce, Whole Produce

Carry-Out Packaging
Cold Ready-To-Eat, Hot Ready-To-Eat, Ovenable, Dual-Ovenable, Microwaveable, Catering, Box Lunch, Handled Containers, Beverage Cups, Film/Foil Wraps, Clear Display Packaging, Cup Carriers, Dual Color Containers, Hot Cups, Cold Cups

Packer / Processor
Bakery, Frozen Foods, Meat Products, Egg, Agriculture, Dual-Ovenable, Slide Rite Zipper Bags, ActiveTech Modified Atmosphere Packaging, Extended Shelf Life Trays, Confectionery Products

Meats & Fish
Plastic Meat Trays & Pads, Molded Fiber Meat Trays & Pads, Foam Meat Trays and Pads

Dine-in Packaging
Back of Premise, Table Service, Quick Service, Self Service/ Cafeteria, Institutional

Food Away From Home *Cold Ready-To-Eat, Hot Ready-To-Eat, Ovenable, Dual-Ovenable, Microwaveable*

PROTECTIVE AND FLEXIBLE PACKAGING

Air Cushioning
Astro-Cell Air Cushioning Sheet and Plus Sheet, Astro-Suprabubble Air Cushioning, Astro-Cell Anti-Static Air Cushioning, Pactiv Air Systems, Pactiv Air 2000 Inflatable Pouch, EZ Bubble-Out™ Bags-on-a-Roll

Mailers
Hefty Express Mailers, Gator-Pak Mailers, Pad Kraft Mailers, Air Kraft Mailers, ArmorLite Mailers, Friendly Foam Mailers, Mailmiser Mailers, Bag-in-Bag Mailers, Rigi Kraft Mailers, FoamKraft Mailers

GreenGuard Building Products
Insulation Board, PLYGOOD Ultra Sheathing, Fanfold Underlayment, Classic Wrap/Value Wrap/UltraWrap Housewrap, RainDrop Housewrap, Waterproofing Protection Board, Roofing Recovery Board, Sill Sealer, Contractor Tape, Condensation Board

Engineered Foams
PolyPlank PLK Foam Plank, PolyPlank MDL Dual-Density Laminated Plank, PolyPlank LAM Laminated Plank, PropaFoam Foam Cushioning, Proflex Profiles, Nopaplank Foam Plank, Polylam Multi-Density Laminated Plank

Hexacomb Honeycomb
Honeycomb Die-Cuts, Pallets, Void Fill Honeycomb, Transportation Structure, Structural Honeycomb

Medical & Flexible Packaging
Secu Drape Sterile OR Drapes, Gowns and Sets, Stand-up Pouches for Retail Packaging, Barrier Films for Food Packaging, Printed and Laminated Film for Retail Packaging, Shrink and Stretch Sleeves, Wrap-around Labels, Sterilizable and Boilable Films and Bags, Bags with and without Re-Closure System

Sheet Foam
MicroFoam Protection, MicroFoam Cohesive Protection, Astro-Foam™ Protection, Sleevit Protection, Micro-Tuff Protection, Laminated Product Protection, Furniture Guard Foam Cushioning, Orca Wrap, Astro-Sheeter™ System and Furniture Systems, Edge Foam Edge Protectors, Prop-X Polypropylene Foam

financial review

Basis of Presentation

Financial statements for all periods presented herein have been prepared on a consolidated basis in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2004.

The company has 4 reporting segments: Consumer Products, which relates principally to the manufacture and sale of disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products, such as waste bags, tableware, food-storage bags, and cookware, for consumer markets, such as grocery stores, mass merchandisers, and discount chains; Foodservice/Food Packaging, which relates primarily to the manufacture and sale of various disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products for foodservice and food-packaging markets, such as restaurants and other institutional foodservice outlets, food processors, and grocery chains; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fiber products for protective-packaging markets, such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative-service operations and retiree-benefit income and expense. The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets are used.

Restructuring and Other

In the first quarter of 2004, the company announced a restructuring program to rationalize excess manufacturing capacity and reduce overhead costs, and to reinvest a portion of the related savings in strategic growth initiatives. In this connection, the company recorded restructuring and other charges totaling $93 million, $58 million after tax, or $0.38 per share in 2004. The principal strategic objectives of the program are to (1) rationalize inefficient manufacturing assets, primarily certain molded-fiber facilities in North America and the United Kingdom; (2) reduce overhead in several areas of the business, thereby eliminating non-value-added activities; (3) increase the number of new product launches over the next several years; and (4) increase the value of the Hefty® brand. Implementation of the program resulted in the elimination of approximately 1,000 salaried and hourly positions worldwide. The total cost of the restructuring program is expected to be approximately $96 million, $60 million after tax, or $0.39 per share, covering severance, asset write-offs, and other, which consists principally of asset removal costs, including asbestos insulation abatement and associated expenses at the company's closed molded-fiber facility in the United Kingdom. The majority of the program was executed in the second quarter of 2004, with the balance of the program expected to be completed in 2005.

After-tax cash payments related to the restructuring and other actions totaled $12 million for full-year 2004.

The following summarizes actual and expected impacts of restructuring and related actions.

(In millions)	Severance	Asset write-offs	Other(1)	Total
Accrued restructuring balance at January 1, 2004	$ —	$ —	$ —	$ —
Additions/adjustments to the account				
Consumer Products	4	—	—	4
Foodservice/Food Packaging	8	18	5	31
Protective and Flexible Packaging	12	9	34	55
Other	—	—	3	3
Total additions/adjustments	24	27	42	93
Cash payments	(21)	—	(34)	(55)
Charges against asset accounts	—	(27)	—	(27)
Accrued restructuring balance at December 31, 2004	$ 3	$ —	$ 8	$ 11
Projected total restructuring program cost				
Consumer Products	$ 4	$ —	$ —	$ 4
Foodservice/Food Packaging	8	18	6	32
Protective and Flexible Packaging	12	9	36	57
Other	—	—	3	3
Total	$ 24	$ 27	$ 45	$ 96

(1) Consists principally of asset removal costs, including asbestos insulation abatement and associated expenses at the company's closed molded-fiber facility in the United Kingdom.

Business

Pactiv's primary business is the manufacture and sale of consumer and specialty-packaging products for the consumer, foodservice/food packaging, and protective- and flexible-packaging markets. The company's consumer products include plastic, aluminum, and paper-based products, such as waste bags, food-storage bags, and disposable tableware and cookware, sold under such well-known brand names as Hefty®, Baggies®, Hefty® OneZip®, Hefty® Cinch Sak®, Hefty® The Gripper®, Hefty® Zoo Pals®, Kordite®, and EZ Foil™. Foodservice and food-packaging products include foam, clear plastic, aluminum, pressed-paperboard, and molded-fiber packaging for customers in the food-distribution channel, including wholesalers, supermarkets, and packer processors, who prepare and process food for consumption. The company's protective-packaging products are generally used to protect and cushion various commercial and industrial products from the point of manufacture to the point of delivery or pick-up. Pactiv's flexible-packaging products are used mainly in food, medical, pharmaceutical, chemical, and hygienic applications, and often involve custom design. The company operates 77 manufacturing facilities in 14 countries worldwide. As a result, it is subject to certain risks, such as fluctuations in foreign-currency exchange rates, hyperinflation, and restrictions on investments in or remittances from foreign countries.

Pactiv generates sales and profits through the arms-length sale of its products to a wide array of customers, including grocery stores, mass merchandisers, discount chains, restaurants, distributors, fabricators, and directly to end-users worldwide. Costs are incurred in connection with the manufacture and sale of these products and are recorded as either cost of sales or selling, general, and administrative expenses.

Greater than 80% of Pactiv's sales comes from products made from different types of plastics. The principal raw materials used to manufacture these products are plastic resins, including polystyrene, polyethylene, polypropylene, polyvinyl chloride, and amorphous polyethylene teraphthalate (APET). Plastic-resin prices can be volatile and are a function of, among other things, the availability of production capacity; oil, natural gas, and other energy-related feedstock costs; and geopolitical circumstances.

The company generates cash by collecting receivables on profitable sales in a timely manner, effectively managing inventory levels, optimizing vendor-payment terms, utilizing tax-minimization strategies, and optimizing other elements of working capital. Pactiv uses the cash it generates to invest in property, plant, and equipment and acquisitions to provide long-term sales, profit, and cash-flow growth; to retire debt; and, from time to time, to repurchase its stock. The company anticipates that its cash flow from operations will continue to be sufficient to fund its investing and financing activities.

Pactiv has pension plans that cover substantially all of its employees. In addition, the company, in conjunction with its spin-off from Tenneco Inc. (Tenneco) in 1999, became the sponsor of retirement plans covering participating employees of certain former subsidiaries and affiliates of Tenneco. Pactiv records net pension income on its pension plans as an offset to selling, general, and administrative expenses; however, management typically excludes the effect of pension income and pension assets and liabilities in assessing performance and returns of the company.

Several opportunities and challenges may influence the company's continued growth. Near-term risks include the impact of energy-market volatility on resin costs, the ability to increase selling prices, and the continued effectiveness of the company's productivity and procurement initiatives. Longer-term, the company faces potential changes in consumer-demand patterns, possible supplier and customer consolidations, potential increases in foreign-based competition, and possible growth in unbranded products' market share. The company expects to continue to be successful by adjusting selling prices to offset resin-price movements, implementing aggressive cost-management and productivity programs, leveraging its existing customer base into new distribution channels, introducing innovative new products, and making strategic acquisitions.

Significant Trends and Other

The principal raw materials used to manufacture the company's products are plastic resins, principally polystyrene and polyethylene. Average industry prices for polystyrene were approximately 55% higher at the end of 2004 than at the end of 2003, driven principally by higher oil and benzene prices, while average industry prices for polyethylene rose by approximately 40% over the same period, fueled by higher natural-gas prices. In response to the significant escalation in resin costs, the company raised selling prices in many areas of its business during 2004, which were effective in offsetting approximately 50% of the resin-cost increases.

Raw-material costs will likely continue to be a source of uncertainty for the company in the near-term future. Resin vendors have announced additional price increases effective in the first and second quarters of 2005; however, at this time it is not clear whether these price increases will be successfully implemented as announced, or at all. The company is closely monitoring the resin marketplace in order to respond quickly to any material cost increases.

The company is also sensitive to other energy-related cost movements, particularly with respect to transportation and logistics costs. Historically, the company has been able to mitigate higher energy-related costs with productivity improvements and other cost reductions; however, future significant energy-related cost increases may not be fully offset with productivity initiatives.

The company recently announced the launch of a major new-product family in its Consumer tableware business, and 2 additional new-product launches are expected to occur in 2005. To support these growth initiatives and the Hefty® UltraFlex™ waste-bag line that was launched in the third quarter of 2004, the company's investment in advertising and promotion (A&P) in 2005 is expected to increase between $60 million and $70 million compared with 2004. The impact on pretax profit of higher A&P spending, net of operating income on incremental new-product sales, is expected to be approximately $45 million to $55 million in 2005.

Year 2004 compared with 2003

Results of Continuing Operations

Sales

(Dollars in millions)	2004	2003	Change
Consumer Products	$ 934	$ 888	5.2%
Foodservice/Food Packaging	1,490	1,371	8.7
Protective and Flexible Packaging	958	879	9.0
Total	$3,382	$3,138	7.8%

Total sales increased $244 million, or 7.8%, in 2004. Excluding the positive impact of foreign-currency exchange rates ($55 million), sales grew 5.9%, driven primarily by volume growth in the base business ($78 million) and acquisitions ($55 million), as well as price increases ($56 million).

Sales for the Consumer Products business of $934 million increased $46 million, or 5.2%, from $888 million in 2003, reflecting strong volume growth. Volume growth was broad-based, led by an increase in tableware and the introduction of new products, including Hefty® Ultra-Flex™ waste bags and a line of cups.

Foodservice/Food Packaging segment sales of $1.490 billion increased $119 million, or 8.7%, from $1.371 billion in 2003. Sales growth was driven by broad-based volume gains ($65 million) and higher selling prices ($54 million). Selling-price increases were implemented to offset the impact of significant increases in polystyrene-resin costs.

Sales of Protective and Flexible Packaging products of $958 million increased $79 million, or 9.0%, from $879 million in 2003. Excluding the positive impact of foreign-currency exchange rates ($55 million), sales for this segment increased 2.5%, primarily reflecting higher protective-packaging volume, particularly in North America, offset partially by the effect of closing a molded-fiber plant in the United Kingdom.

Operating Income

(Dollars in millions)	2004	2003	Change
Consumer Products	$ 175	$ 195	(10.3)%
Foodservice/Food Packaging	138	178	(22.5)
Protective and Flexible Packaging	20	58	(65.5)
Other	12	35	(65.7)
Total	$ 345	$ 466	(26.0)%

Total operating income was $345 million in 2004, a decrease of $121 million, or 26%, from 2003, driven in large part by the recording of restructuring and other charges of $93 million in 2004, as well as by the unfavorable effect of higher plastic-resin and other energy-related costs, increased marketing-support expenditures, and lower noncash pension income, offset partially by the positive impact of selling-price increases, volume gains, restructuring-program benefits, and productivity improvements.

The following tables summarize by segment the impact of restructuring and other charges on 2004 and 2003 operating income determined in accordance with generally accepted accounting principles (GAAP).

Operating Income – twelve months ended December 31, 2004

(In millions)	GAAP basis	Restructuring and other charges	Excluding restructuring and other charges
Consumer Products	$ 175	$ 4	$ 179
Foodservice/Food Packaging	138	31	169
Protective and Flexible Packaging	20	55	75
Other	12	3	15
Total	$ 345	$ 93	$ 438

Operating Income – twelve months ended December 31, 2003

(In millions)	GAAP basis	Restructuring and other charges	Excluding restructuring and other charges
Consumer Products	$ 195	$ —	$ 195
Foodservice/Food Packaging	178	(1)	177
Protective and Flexible Packaging	58	1	59
Other	35	—	35
Total	$ 466	$ —	$ 466

The company's management believes that focusing on operating income excluding the effect of restructuring and other charges is a meaningful alternative way of evaluating the company's operating results. The restructuring and other charges relate to actions that will have an ongoing effect on the company, and to consider such charges as being only applicable to 2004 and 2003 could make the company's operating performance in those periods more difficult to evaluate, particularly when compared with other periods in which there were no such charges. The company's management uses operating income excluding restructuring and other charges to evaluate operating performance, and, along with other factors, in determining management compensation.

The following table summarizes operating income excluding restructuring and other charges for 2004 and 2003.

(Dollars in millions)	2004	2003	Change
Consumer Products	$ 179	$ 195	(8.2)%
Foodservice/Food Packaging	169	177	(4.5)
Protective and Flexible Packaging	75	59	27.1
Other	15	35	(57.1)
Total	$ 438	$ 466	(6.0)%

Total operating income excluding restructuring and other charges was $438 million, down $28 million, or 6.0%, versus 2003, as increased plastic-resin and other energy-related costs, higher marketing-support expenses, and lower noncash pension income were only partially offset by higher selling prices, volume growth, restructuring savings, and productivity gains.

Operating income excluding restructuring and other charges for the Consumer Products business was $179 million, down 8.2% compared with 2003, as higher plastic-resin and other energy-related costs and increased advertising and promotional expenses were only partially offset by increased volume, higher selling prices, and productivity gains.

Operating income excluding restructuring and other charges for the Foodservice/Food Packaging business was $169 million, down 4.5% from a year ago, reflecting the unfavorable impact of higher plastic-resin and other energy-related costs, offset, in part, by selling price increases, higher volume, and productivity improvements.

Operating income excluding restructuring and other charges for the Protective and Flexible Packaging segment was $75 million, up 27.1% from 2003, primarily reflecting volume growth in North America, restructuring benefits, and productivity gains.

Operating income excluding restructuring and other charges for the Other segment decreased 57.1% from 2003, principally because of a decline in noncash pension income.

Income Taxes – The company's effective tax rate for 2004 was 36.7%, compared with 37.7% for 2003, reflecting the positive impact of tax-planning strategies implemented during the year.

Income from Continuing Operations – The company recorded income from continuing operations of $155 million, or $1.01 per share, in 2004, compared with $195 million, or $1.21 per share, in 2003. The current-period results included restructuring and other charges of $58 million, or $0.38 per share, and noncash pension income of $30 million, or $0.20 per share. Prior-period results included charges for the Tenneco Packaging litigation settlement and related matters of $35 million, or $0.22 per share, and noncash pension income of $40 million after tax, or $0.25 per share.

Cumulative Effect of Changes in Accounting Principles

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." Pactiv adopted FIN No. 46, effective December 31, 2003, requiring the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on assets leased under its synthetic-lease arrangement from lease inception to December 31, 2003, which reduced net income in 2003 by $12 million, or $0.07 per share. Consolidation of the variable-interest entity (VIE) associated with the company's synthetic-lease facility lowered 2004 net income by approximately $3 million, or $0.02 per share.

See "Changes in Accounting Principles" for further information.

Liquidity and Capital Resources

Capitalization

December 31 (In millions)	2004	2003
Short-term debt, including current maturities of long-term debt	$ 472	$ 5
Long-term debt	869	1,336
Total debt	1,341	1,341
Minority interest	9	8
Shareholders' equity	1,083	1,061
Total capitalization	$2,433	$2,410

Short-term debt increased and long-term debt decreased by $467 million from December 31, 2003, to December 31, 2004, reflecting the reclassification as current of long-term debt amounts due during the following 12 months. Shareholders' equity at the end of 2004 increased $22 million from the end of 2003, reflecting the recording of net income of $155 million, the issuance of $45 million of company stock, the impact of favorable foreign-currency translation adjustments of $33 million, and the recording of a favorable minimum-pension liability adjustment of $19 million, offset partially by the repurchase of $230 million of company stock.

The ratio of debt to total capitalization declined to 55.1% at December 31, 2004, from 55.6% at December 31, 2003, due to the increase in shareholders' equity.

Cash Flows

(In millions)	2004	2003
Cash provided (used) by:		
Operating activities	$ 367	$ 336
Investing activities	(91)	(194)
Financing activities	(197)	(134)

Cash provided by operating activities was $367 million in 2004, compared with $336 million in 2003. The $31 million increase reflected better working-capital management, particularly with respect to inventories, and higher cash earnings.

Investing activities used $91 million of cash in 2004, principally for capital expenditures ($100 million). Cash used by investing activities was $194 million in 2003, primarily for capital outlays ($112 million) and acquisitions ($82 million).

Cash used by financing activities was $197 million in 2004, driven primarily by the repurchase of company stock ($230 million), offset partially by the issuance of company stock in connection with the administration of employee benefit plans ($33 million). Financing activities used $134 million of cash in 2003, primarily related to the repurchase of company stock ($87 million) and the retirement of variable-rate debt ($67 million), offset partially by the issuance of company stock in connection with the administration of employee benefit plans ($20 million).

Capital Commitments – Commitments for authorized capital expenditures totaled approximately $156 million at December 31, 2004, of which approximately $141 million will be spent in 2005. It is anticipated that the majority of these expenditures will be funded over the next 12 months from existing cash and short-term investments and internally generated cash.

Contractual Obligations – The company enters into arrangements that obligate it to make future payments under long-term contracts. Summarized below are such contractual obligations at December 31, 2004.

		Due in			
(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	$2,526	$ 560	$ 237	$ 126	$1,603
Operating-lease obligations	126	21	31	41	33
Purchase obligations (2)	403	378	22	2	1
Other long-term liabilities (3)	446	23	38	32	353
Total	$3,501	$ 982	$ 328	$ 201	$1,990

(1) Includes fixed-rate debentures, variable-rate debt related to the company's synthetic-lease agreement, and other fixed-rate debt, plus related interest-payment obligations based on rates in effect at December 31, 2004.

(2) Includes open capital commitments, amounts related to the purchase of minimum quantities of raw materials at current market prices under supply agreements and other long-term vendor agreements with specific payment provisions and early termination penalties.

(3) Includes undiscounted workers' compensation obligations, and undiscounted and unfunded post-retirement medical and supplemental pension-funding requirements.

Liquidity and Off-Balance-Sheet Financing – The company uses various sources of funding to manage liquidity. Sources of liquidity include cash flow from operations and a 5-year, $600 million revolving-credit facility, none of which was outstanding at December 31, 2004. The company was in full compliance with financial and other covenants of its revolving-credit agreement at year-end 2004. The company also utilizes an asset-securitization program as off-balance-sheet financing. Amounts securitized under this program were $10 million at both December 31, 2004, and December 31, 2003. Termination of the asset-securitization program would require the company to increase its debt or decrease its cash balance by a corresponding amount.

The company has pension plans that cover substantially all of its employees. Cash-funding requirements for the plans are governed primarily by the Employee Retirement Income Security Act (ERISA). Based on long-term projections and regulations in existence at December 31, 2004, no cash contributions to the plans will be required through at least 2014.

On November 3, 2003, the company reached an agreement to settle a civil, class-action lawsuit filed in 1999 against Tenneco, Tenneco Packaging, and Packaging Corporation of America (PCA), Tenneco's former containerboard business (Tenneco Packaging litigation). The settlement resulted in Pactiv recording a pretax charge of $56 million, $35 million after tax, or $0.22 per share, a portion of which ($35 million, or $19 million after tax) was paid in cash in 2003. This charge included the establishment of a reserve for the estimated liability associated with lawsuits filed by certain members of the original class action who subsequently opted out of the class and filed their own lawsuits. While it is not possible to predict the outcome of related proceedings, the company's management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a materially adverse effect on the company's financial position. However, actual outcomes may be different than expected and could have a material effect on the company's results of operations or cash flows in a particular period.

In December 2003, the board of directors approved a plan for the company to repurchase up to 5 million shares of its common stock using open-market or privately-negotiated transactions, with the repurchased shares to be held in treasury for general corporate purposes. In March 2004, the board of directors approved a plan for the company to repurchase an additional 5 million shares of its common stock under terms and conditions similar to those included in the December 2003 plan. In August 2004, the board of directors approved a plan for the company to repurchase a third tranche of 5 million shares of its common stock under terms and conditions similar to those included in the December 2003 and March 2004 plans. Pursuant to these authorizations, in 2004 the company acquired 10.1 million shares at an average cost of $22.71 per share, or a total outlay of $230 million.

In January 2005, the company voluntarily prepaid its $169 million synthetic-lease facility. See Note 18 for additional information.

Management believes that cash flow from operations, available cash reserves, and the ability to obtain cash under the company's credit facilities and asset-securitization program will be sufficient to meet current and future liquidity and capital requirements.

Year 2003 compared with 2002

Results of Continuing Operations

Sales

(Dollars in millions)	2003	2002	Change
Consumer Products	$ 888	$ 841	5.6%
Foodservice/Food Packaging	1,371	1,221	12.3
Protective and Flexible Packaging	879	818	7.5
Total	$3,138	$2,880	9.0%

Total sales increased $258 million, or 9.0%, in 2003. Excluding the positive impact of foreign-currency exchange rates ($71 million) and acquisitions ($116 million), sales grew 2%, driven primarily by price increases and volume growth in the base business.

Sales for the Consumer Products business of $888 million increased $47 million, or 5.6%, from $841 million in 2002, reflecting strong volume growth, higher waste-bag selling prices, and lower promotional spending. Volume grew solidly in tableware and waste bags, aided by realizing the full-year effect of sales of new products introduced in 2002 (primarily Hefty® The Gripper® tall kitchen bags). Similarly, the Hefty® Pals line of children's plates introduced in 2002 posted volume and market-share growth during 2003.

Foodservice/Food Packaging segment sales of $1.371 billion increased $150 million, or 12.3%, from $1.221 billion in 2002. Excluding the positive impact of acquisitions ($111 million) and foreign-currency exchange rates ($3 million), sales grew 3%, driven primarily by higher selling prices. During 2003, price increases were implemented in many areas of this business in response to higher polystyrene-resin costs.

Sales of Protective and Flexible Packaging products of $879 million increased $61 million, or 7.5%, from $818 million in 2002. Excluding the positive impact of foreign-currency exchange rates ($68 million) and acquisitions ($5 million), sales for this segment fell 1%, primarily reflecting volume softness in Europe, offset partially by price increases in both North America and Europe.

Operating Income

(Dollars in millions)	2003	2002	Change
Consumer Products	$ 195	$ 188	3.7%
Foodservice/Food Packaging	178	158	12.7
Protective and Flexible Packaging	58	62	(6.5)
Other	35	55	(36.4)
Total	$ 466	$ 463	0.6%

Total operating income was $466 million in 2003, an increase of $3 million, or 0.6%, over 2002. The increase was driven principally by volume growth in both the base business and from acquisitions, benefits from the company's productivity and procurement initiatives, and lower advertising and promotion expenses, offset partially by unfavorable spread (the difference between selling prices and raw-material costs), a $45 million decline in noncash pension income, and a $4 million reversal in 2002 of a previously recorded restructuring charge.

Operating income for the Consumer Products segment increased $7 million, or 3.7%, in 2003, driven principally by volume growth, productivity improvements, and lower advertising and promotion expenses, offset partially by lower spread.

Operating income for the Foodservice/Food Packaging segment increased $20 million, or 12.7%, in 2003, driven principally by volume growth in the base business and through acquisitions, and productivity improvements, offset partially by lower spread.

Operating income for the Protective and Flexible Packaging segment decreased $4 million, or 6.5%, from 2002, mainly reflecting unfavorable spread, lower volume, and a $4 million reversal in 2002 of a previously recorded restructuring charge, offset partially by benefits from productivity improvements.

Operating income for the Other segment was $35 million in 2003, a decrease of $20 million, or 36.4%, from 2002, driven mainly by a $45 million decline in noncash pension income, offset partially by the impact of administrative productivity improvement and procurement savings.

Tenneco Packaging Litigation Settlement and Other – On November 3, 2003, the company reached an agreement to settle a civil, class-action lawsuit filed in 1999 against Tenneco, Tenneco Packaging, and PCA, Tenneco's former containerboard business (Tenneco Packaging litigation). The settlement resulted in Pactiv recording a pretax charge of $56 million, $35 million after tax, or $0.22 per share. This charge includes the establishment of a reserve for the estimated liability associated with lawsuits filed by certain members of the original class action who subsequently opted out of the class and filed their own lawsuits. See Note 16 for additional information.

Income Taxes – The company's effective tax rate for 2003 was 37.7%, compared with 40.0% for 2002, reflecting the positive impact of tax-planning strategies implemented in the United States.

Income from Continuing Operations – The company recorded income from continuing operations of $195 million, or $1.21 per share, in 2003, compared with $220 million, or $1.37 per share, in 2002. Income for 2003 included the impact of the Tenneco Packaging litigation settlement of $35 million after tax, or $0.22 per share, and noncash pension income of $40 million after tax, or $0.25 per share. Income for 2002 included noncash pension income of $65 million after tax, or $0.41 per share, and $2 million after tax, or $0.01 per share, from the aforementioned reversal of a previously recorded restructuring charge.

Cumulative Effect of Changes in Accounting Principles

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." Pactiv adopted FIN No. 46, effective December 31, 2003, requiring the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on assets leased under its synthetic-lease arrangement from lease inception to December 31, 2003, which reduced net income in 2003 by $12 million, or $0.07 per share.

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, the company adopted SFAS No. 142 and recorded a related goodwill-impairment charge for certain Protective and Flexible Packaging businesses of $83 million, $72 million after tax, or $0.45 per share, as a cumulative effect of change in accounting principles in the first quarter of 2002.

See "Changes in Accounting Principles" for further information.

Changes In Accounting Principles

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values. Effective January 1, 2002, the company adopted SFAS No. 142, and recorded a related goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002.

In January 2003, the FASB issued FIN No. 46. FIN No. 46 addresses accounting for VIEs, defined as separate legal structures that either do not have equity investors with voting rights or have equity investors with voting rights that do not provide sufficient financial resources for entities to support their activities. FIN No. 46 requires that (1) companies consolidate VIEs if they are required to recognize the majority of such entities' gains and losses and (2) disclosures be made regarding VIEs that companies are not required to consolidate but in which they have a significant variable interest. Consolidation requirements apply immediately to VIEs created after January 31, 2003, and to existing VIEs in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when VIEs were created. Upon Pactiv's December 31, 2003, adoption of FIN No. 46, the company consolidated a VIE associated with properties covered by its synthetic-lease facility, resulting in an increase in long-term debt and property, plant, and equipment of $169 million and $150 million, respectively. Consolidation of the VIE also required the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on the leased assets from lease inception to December 31, 2003, of $19 million, $12 million after tax, or $0.07 per share.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires that the fair value of all share-based payments to employees, including grants of stock options, be recognized in the financial statements, and supercedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which required that the "intrinsic value" method be used in determining compensation expense for share-based payments to employees. Under SFAS No. 123(R), employee-compensation expense is based on the grant-date fair value of the award and is recognized in the statement of income over the period during which an employee is required to provide service (normally the vesting period). SFAS No. 123(R) is effective as of the beginning of the first interim or annual period after June 30, 2005. The impact of adopting SFAS 123(R) cannot be predicted at this time, since it depends on levels of future share-based payments. However, if the company had adopted SFAS 123(R) in prior periods, the impact of adoption would have paralleled impacts described under the caption "Stock-Based Compensation" of Note 2 to the financial statements. SFAS No. 123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost be reported as cash flow from financing activities, rather than its current classification in cash flow from operating activities. It is not possible to predict these amounts, since they depend on the timing of employee stock option exercises. Amounts recognized for such excess tax deduction benefits were $6 million, $3 million, and $1 million in 2004, 2003, and 2002, respectively.

Critical Accounting Policies

Following are Pactiv's accounting policies that in management's opinion involve the exercise of considerable judgment and the use of estimates, and have the most significant impact on the company's financial condition and results of operations.

Revenue Recognition

The company recognizes sales when the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred as products are shipped. In arriving at net sales, the company estimates the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs such as volume rebates, early payment discounts, and coupon redemptions. Such estimates are based on historical trends and are reviewed quarterly for possible revision. The company believes the amount of sales deductions reflected in net sales for the 12 months ended December 31, 2004, is reasonable. In the event that future sales-deduction trends vary significantly from past or expected trends, reported sales may increase or decrease by a material amount.

Inventory Valuation

The company's inventories are stated at the lower of cost or market. A portion of inventories (52% and 53% at December 31, 2004, and 2003, respectively) is valued using the last-in, first-out (LIFO) method of accounting. Management prefers the LIFO method in that it reflects in cost of sales the current cost of the company's raw materials (primarily plastic resins), which can be volatile. If the company had valued inventories using the first-in, first-out (FIFO) accounting method, net income would have been $32 million, or $0.21 per share, higher in 2004, $9 million, or $0.06 per share, higher in 2003, and $2 million, or $0.01 per share, higher in 2002.

The company's Protective and Flexible Packaging business values its inventory using FIFO or average-cost methods. Many of this business' operations are located in countries in which the use of the LIFO method of inventory accounting is not permitted.

Management periodically reviews inventory balances to identify slow-moving and/or obsolete items. This determination is based on a number of factors, including new-product introductions, changes in consumer-demand patterns, and historical usage trends.

Pension Plans

The company accounts for pension plans in accordance with requirements of SFAS No. 87, "Employers' Accounting for Pensions." Pension-plan income ($48 million, $64 million, and $109 million for the 12 months ended December 31, 2004, 2003, and 2002, respectively) is included in the statement of income as an offset to selling, general, and administrative expenses. It is estimated that the company's noncash pension income will decline to $46 million in 2005.

Projections of pension income are based on a number of factors, including estimates of future returns on pension-plan assets; assumptions pertaining to the amortization of actuarial gains/losses; expectations regarding employee compensation; and assumptions related to participant turnover, retirement age, and life expectancy.

In developing its assumption regarding the rate of return on pension-plan assets, the company estimates future returns on various classes of assets, risk-free rates of return, and long-term inflation rates. Since inception in 1971, the pension plans' annual rate of return on assets has averaged 11.0%. Historically, the plans have invested approximately 70% of assets in equity securities and 30% in fixed-income investments. After considering all of these factors, the company concluded that the use of a 9% rate-of-return on assets assumption was appropriate for 2004. Holding all other assumptions constant, a one-half percentage-point change in the rate-of-return on assets assumption would impact the company's pretax pension income by approximately $19 million.

The company's discount-rate assumption is based on the composite yield on a portfolio of high-quality corporate bonds constructed with durations to match the plans' future benefit obligations. In this connection, the company used a discount-rate assumption of 6.25% for both 2004 and 2003. Holding all other assumptions constant, a one-half percentage-point change in the discount rate would impact the company's pretax pension income by approximately $5 million.

The company utilizes a market-related method for calculating the value of plan assets. This method recognizes the difference between actual and expected returns on plan assets over a 5-year period. Resulting unrecognized gains or losses, along with other actuarial gains and losses, are amortized using the "corridor approach" discussed in SFAS No. 87.

Derivative Financial Instruments

The company is exposed to market risks related to changes in foreign-currency exchange rates, interest rates, and commodity prices. To manage these risks, the company, from time to time, enters into various hedging contracts in accordance with established policies and procedures. The company does not use hedging instruments for trading purposes and is not a party to any transactions involving leveraged derivatives.

Foreign-Currency Exchange

The company uses foreign-currency forward contracts to hedge its exposure to adverse changes in exchange rates, primarily related to the British pound and the euro. Associated gains or losses offset gains or losses on underlying assets or liabilities.

In managing foreign-currency risk, the company aggregates existing positions and hedges residual exposures through third-party derivative contracts. The following table summarizes foreign-currency forward contracts in effect at December 31, 2004, all of which will mature in 2005.

(In millions, except settlement rates)		Notional amount of foreign currency	Exchange rate	Notional amount of U.S. dollars
Euros	– Purchase	53	1.363	72
	– Sell	(26)	1.363	(36)
British pounds	– Purchase	17	1.925	34
	– Sell	(35)	1.925	(67)
Czech korunas	– Sell	(22)	0.044	(1)
Hungarian forint	– Purchase	245	0.005	2
	– Sell	(595)	0.005	(3)

Interest Rates

At December 31, 2004, the company had public-debt securities of $1.174 billion outstanding, with fixed interest rates and maturity dates ranging from 1 to 23 years. Should the company decide to redeem these securities prior to their stated maturity, it would incur costs based on the fair value of the securities at that time. In addition, the company had other fixed-rate debt of $1 million and floating-rate debt of $169 million outstanding at December 31, 2004.

The following table provides information about Pactiv's financial instruments that are sensitive to interest-rate risks.

	Maturity dates			
(Dollars in millions)	2005	2007	Thereafter	Total
Fixed-rate debt securities	$ 299	$ 99	$ 776	$1,174
Average interest rate	7.2%	8.0%	8.1%	7.9%
Fair value	$ 308	$ 106	$ 965	$1,379
Floating-rate debt (1)	$ 169	$ —	$ —	$ 169
Fair value	$ 169	$ —	$ —	$ 169
Fixed-rate debt	$ 1	$ —	$ —	$ 1
Average interest rate	4.5%	—	—	4.5%
Fair value	$ 1	$ —	$ —	$ 1

(1) In January 2005, the company voluntarily prepaid its $169 million synthetic-lease facility. See Note 18 for additional information.

Prior to the spin-off, the company entered into an interest-rate swap to hedge its exposure to interest-rate movements. The company settled this swap in November 1999, incurring a $43 million loss, which is being recognized as additional interest expense over the average life of the underlying debt.

In the first quarter of 2001, the company entered into interest-rate swap agreements to convert floating-rate debt on its synthetic-lease obligations to fixed-rate debt. This action was taken to reduce the company's exposure to interest-rate risk. During the first quarter of 2002, the company exited these swap agreements, and the resulting accumulated net loss ($1 million at December 31, 2004) is being expensed over the remaining life of the underlying obligation.

Report of Management

Management is responsible for the preparation, integrity, and objectivity of the financial statements and other financial data in this report. The financial statements have been prepared in conformity with generally accepted accounting principles using the best available information and exercising judgment.

Management believes that the company's system of internal controls provides reasonable assurance as to the integrity and reliability of the financial statements and is adequate to safeguard company assets. The internal-control system relies on written policies and procedures, requires appropriate division of responsibilities, is supported by careful selection and training of professional financial managers, and is maintained through a comprehensive, risk-based internal-audit program. Pactiv is dedicated to maintaining high standards of ethics, integrity, and social responsibility in the conduct of its business, and uses ongoing education, communications, and review programs to support this dedication.

The company's financial statements have been audited by Ernst & Young LLP, an independent auditing firm, which was selected by the audit committee of the board of directors. Management has made available to Ernst & Young all of the company's financial and other records, allowing it to provide an objective, independent assessment of the fairness of reporting of operating results and financial condition. Ernst & Young's report follows.

The board of directors, through its audit committee consisting solely of outside directors, meets periodically with Ernst & Young, representatives of management, and the company's internal auditors to discuss accounting, auditing, financial, and other matters. The internal and independent auditors have unrestricted access to the audit committee to discuss their audit work as well as their assessment of the quality of the company's financial reporting and internal-control system.

Richard L. Wambold
Chairman and Chief Executive Officer

Andrew A. Campbell
Senior Vice President and Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

Management of the company is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934). The company's internal control over financial reporting is designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that, as of December 31, 2004, the company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the company's consolidated financial statements. Ernst & Young's attestation report on management's assessment of the company's internal control over financial reporting appears on page 33 hereof.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Pactiv Corporation:

We have audited the accompanying consolidated statements of financial position of Pactiv Corporation and consolidated subsidiaries (the company) as of December 31, 2004, and 2003, and the related consolidated statements of income, cash flows, and shareholders' equity and other comprehensive income (loss) for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects the consolidated financial position of Pactiv Corporation and consolidated subsidiaries at December 31, 2004, and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 8 to the financial statements, the company changed its method of accounting for goodwill and intangible assets in the year ended December 31, 2002, and for consolidation of variable interest entities as of December 31, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Chicago, Illinois
March 15, 2005

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Pactiv Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Pactiv Corporation and consolidated subsidiaries (the "company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparations of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated financial statements of the company as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and our report dated March 15, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Chicago, Illinois
March 15, 2005

Consolidated Statement of Income

For years ended December 31 (In millions, except share and per-share data)	2004	2003	2002
Sales			
Consumer Products	**$ 934**	$ 888	$ 841
Foodservice/Food Packaging	**1,490**	1,371	1,221
Protective and Flexible Packaging	**958**	879	818
	3,382	3,138	2,880
Costs and expenses			
Cost of sales, excluding depreciation and amortization	**2,450**	2,206	1,967
Selling, general, and administrative	**323**	302	296
Depreciation and amortization	**169**	163	158
Other expense, net	**2**	1	—
Restructuring and other	**93**	—	(4)
	3,037	2,672	2,417
Operating income	**345**	466	463
Tenneco Packaging litigation settlement and other	—	56	—
Interest expense, net of interest capitalized	**101**	96	96
Income-tax expense	**90**	118	146
Minority interest	**(1)**	1	1
Income from continuing operations	**155**	195	220
Cumulative effect of changes in accounting principles, net of income tax	—	(12)	(72)
Net income	**$ 155**	$ 183	$ 148
Earnings per share			
Average number of shares of common stock outstanding			
Basic	**151,289,798**	157,932,323	158,618,274
Diluted	**153,763,156**	160,143,600	160,613,075
Basic earnings per share of common stock			
Continuing operations	**$ 1.02**	$ 1.23	$ 1.38
Cumulative effect of changes in accounting principles	—	(0.07)	(0.45)
Net income per basic share of common stock	**$ 1.02**	$ 1.16	$ 0.93
Diluted earnings per share of common stock			
Continuing operations	**$ 1.01**	$ 1.21	$ 1.37
Cumulative effect of changes in accounting principles	—	(0.07)	(0.45)
Net income per diluted share of common stock	**$ 1.01**	$ 1.14	$ 0.92

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Financial Position

At December 31 (In millions, except share data)	2004	2003
Assets		
Current assets		
Cash and temporary cash investments	$ 222	$ 140
Accounts and notes receivable		
Trade, less allowances of $11 and $11 in the respective periods	391	346
Other	15	28
Inventories	406	399
Deferred income taxes	29	46
Prepayments and other	16	23
Total current assets	1,079	982
Property, plant, and equipment, net	1,445	1,522
Other assets		
Goodwill	657	643
Intangible assets, net	280	298
Pension assets, net	214	195
Other	66	66
Total other assets	1,217	1,202
Total assets	$3,741	$3,706
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt, including current maturities of long-term debt	$ 472	$ 5
Accounts payable	246	198
Taxes accrued	13	16
Interest accrued	9	9
Accrued promotions, rebates, and discounts	67	69
Accrued litigation	25	29
Accrued payroll and benefits	71	79
Other	81	69
Total current liabilities	984	474
Long-term debt	869	1,336
Deferred income taxes	248	212
Pension and post-retirement benefits	505	576
Other	43	39
Minority interest	9	8
Shareholders' equity		
Common stock (148,711,815 and 156,335,967 shares issued and outstanding after deducting 23,071,362 and 15,447,208 shares held in treasury in the respective periods)	2	2
Premium on common stock and other capital surplus	1,141	1,326
Accumulated other comprehensive income (loss)		
Currency translation adjustment	90	57
Additional minimum pension liability	(978)	(997)
Derivative losses	(1)	(1)
Retained earnings	829	674
Total shareholders' equity	1,083	1,061
Total liabilities and shareholders' equity	$3,741	$3,706

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

For the years ended December 31 (In millions)	2004	2003	2002
Operating activities			
Income from continuing operations	$ 155	$ 195	$ 220
Adjustments to reconcile income from continuing operations to cash provided by operating activities			
Depreciation and amortization	169	163	158
Deferred income taxes	34	33	101
Restructuring and other	36	—	(4)
Noncash retirement benefits, net	(48)	(64)	(109)
Changes in components of working capital			
(Increase) decrease in receivables	(21)	4	(40)
Increase in inventories	(3)	(15)	(9)
(Increase) decrease in prepayments and other current assets	4	(1)	3
Increase (decrease) in accounts payable	46	(27)	4
Increase in taxes accrued	6	36	35
Increase (decrease) in other current liabilities	(12)	8	10
Other	1	4	15
Cash provided by operating activities	367	336	384
Investing activities			
Net proceeds from sale of businesses and assets	9	3	7
Expenditures for property, plant, and equipment	(100)	(112)	(126)
Acquisitions of businesses and assets	—	(82)	(125)
Investments and other	—	(3)	—
Cash used by investing activities	(91)	(194)	(244)
Financing activities			
Issuance of common stock	33	20	11
Purchase of common stock	(230)	(87)	(40)
Retirement of long-term debt	—	(67)	(22)
Net decrease in short-term debt, excluding current maturities of long-term debt	—	—	(6)
Cash used by financing activities	(197)	(134)	(57)
Effect of foreign-exchange rate changes on cash and temporary cash investments	3	5	3
Increase in cash and temporary cash investments	82	13	86
Cash and temporary cash investments, January 1	140	127	41
Cash and temporary cash investments, December 31	$ 222	$ 140	$ 127
Supplemental disclosure of cash-flow information			
Cash paid during year for interest	$ 100	$ 97	$ 97
Cash paid for income taxes	41	44	18

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Shareholders' Equity and Other Comprehensive Income (Loss)

(In millions)	Common stock	Premium on common stock and other capital surplus	Retained earnings	Accumulated other compre-hensive income (loss)	Total share-holders' equity	Total compre-hensive income (loss)
Balance, December 31, 2001	$ 2	$1,398	$ 343	$ (54)	$1,689	
Premium on common stock issued (1,369,545 shares)		21			21	
Treasury stock repurchased (2,119,009 shares)		(40)			(40)	
Translation of foreign-currency statements				42	42	$ 42
Additional minimum pension-liability adjustment, net of tax of $538				(966)	(966)	(966)
Change in unrealized losses on interest-rate swaps				3	3	3
Net income			148		148	148
Total comprehensive loss						(773)
Balance, December 31, 2002	2	1,379	491	(975)	897	
Premium on common stock issued (1,966,849 shares)		34			34	
Treasury stock repurchased (4,312,600 shares)		(87)			(87)	
Translation of foreign-currency statements				61	61	61
Additional minimum pension-liability adjustment, net of tax of $15				(28)	(28)	(28)
Change in unrealized losses on interest-rate swaps				1	1	1
Net income			183		183	183
Total comprehensive income						217
Balance, December 31, 2003	2	1,326	674	(941)	1,061	
Premium on common stock issued (2,524,346 shares)		45			45	
Treasury stock repurchased (10,148,500 shares)		(230)			(230)	
Translation of foreign-currency statements				33	33	33
Additional minimum pension-liability adjustment, net of tax of $12				19	19	19
Net income			155		155	155
Total comprehensive income						$ 207
Balance, December 31, 2004	$ 2	$1,141	$ 829	$ (889)	$1,083	

The accompanying notes to financial statements are an integral part of this statement.

Notes to Financial Statements

> NOTE 1 Basis of Presentation

Financial statements for all periods presented herein have been prepared on a consolidated basis in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2004.

The company has 4 reporting segments: Consumer Products, which relates principally to the manufacture and sale of disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products, such as waste bags, tableware, food-storage bags, and cookware, for consumer markets, such as grocery stores, mass merchandisers, and discount chains; Foodservice/Food Packaging, which relates primarily to the manufacture and sale of various disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products for foodservice and food-packaging markets, such as restaurants and other institutional foodservice outlets, food processors, and grocery chains; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fiber products for protective-packaging markets, such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative-service operations and retiree-benefit income and expense. The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets are used.

> NOTE 2 Summary of Accounting Policies

Consolidation

The financial statements of the company include all majority-owned subsidiaries. Investments in 20%- to 50%-owned companies in which Pactiv has the ability to exert significant influence over operating and financial policies are carried at cost plus share of equity in undistributed earnings since date of acquisition. All intercompany transactions are eliminated.

Foreign-Currency Translation

Financial statements of international operations are translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and the periods' weighted-average exchange rates for sales, expenses, gains, and losses. Translation adjustments are recorded as a component of shareholders' equity.

Cash and Temporary Cash Investments

The company defines cash and temporary cash investments as checking accounts, money-market accounts, certificates of deposit, and U.S. Treasury notes having an original maturity of 90 days or less.

Accounts and Notes Receivable

Trade accounts receivable are classified as current assets and are reported net of allowances for doubtful accounts. The company records such allowances based on a number of factors, including historical trends and specific customer liquidity.

On a recurring basis, the company sells an undivided interest in a pool of trade receivables meeting certain criteria to a third party as an alternative to debt financing. Amounts sold were $10 million at both December 31, 2004, and 2003. The remainder of the pool ($94 million at December 31, 2004) is pledged as collateral in the event any of the sold receivables were to be uncollectible. Such sales, which represent a form of off-balance-sheet financing, are recorded as a reduction of accounts and notes receivable in the statement of financial position, and changes in such amounts are included in cash provided by operating activities in the statement of cash flows. Discounts and fees related to these sales were immaterial in 2004 and 2003 and totaled $1 million in 2002, and were included in other income/expense in the statement of income. In the event that either Pactiv or the third-party purchaser of the trade receivables were to discontinue this program, the company's debt would increase or its cash balance would decrease by an amount corresponding to the level of sold receivables at such time.

Inventories

Inventories are stated at the lower of cost or market. A portion of inventories (52% and 53% at December 31, 2004, and 2003, respectively) are valued using the last-in, first-out method of accounting. All other inventories are valued using first-in, first-out (FIFO) or average-cost methods. If FIFO or average-cost methods had been used to value all inventories, the total inventory balance would have been $54 million higher at December 31, 2004, and $3 million higher at December 31, 2003.

Property, Plant, and Equipment, Net

Depreciation is recorded on a straight-line basis over the estimated useful lives of assets. Useful lives range from 10 to 40 years for buildings and improvements and from 3 to 25 years for machinery and equipment. Depreciation expense totaled $152 million, $146 million, and $140 million for the years ended December 31, 2004, 2003, and 2002, respectively.

The company capitalizes certain costs related to the purchase and development of software used in its business. Such costs are amortized over the estimated useful lives of the assets, ranging from 3 to 12 years. Capitalized software development costs, net of amortization, were $47 million and $53 million at December 31, 2004, and 2003, respectively.

The company periodically reevaluates carrying values and estimated useful lives of long-lived assets to determine if adjustments are warranted. The company uses estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets' remaining useful lives.

Goodwill and Intangibles, Net

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 does not permit goodwill and indefinite-lived intangibles to be amortized and requires that these assets be reviewed at least annually for possible impairment. The company's annual review for possible impairment of goodwill and indefinite-lived intangibles is conducted in the quarter ending December 31, or earlier as warranted by events or changes in circumstances. Possible impairment of goodwill is determined using a two-step process. The first step requires that the fair value of individual reporting units be compared with their respective carrying values. If the carrying value of a reporting unit exceeds its fair value, a second step is performed to measure the amount of impairment, if any. This second step requires that the fair value of a reporting unit be allocated to all of the assets and liabilities of that unit, including definite- and indefinite-lived intangibles. Any remaining fair value is the implied goodwill of the reporting unit, which is then compared with the carrying value of goodwill to determine possible impairment. In determining the fair value of tangible assets, the company obtains appraisals from independent valuation firms. Similarly, the impairment test for definite- and indefinite-lived intangible assets requires that their fair values be compared with their carrying values. If the carrying value of an intangible asset exceeds its fair value, an impairment equal to the excess is recognized. Estimates of fair value used in testing goodwill and indefinite-lived intangible assets for possible impairment are primarily determined using projected discounted cash flows, along with other publicly available market information. These approaches use estimates and assumptions, including the amount and timing of projected cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, and appropriate market comparables. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. See Note 8 to the financial statements for additional information.

Environmental Liabilities

The company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Where it is probable that related liabilities exist and where reasonable estimates of such liabilities can be made, Pactiv establishes associated reserves. Estimated liabilities are subject to change as additional information becomes available regarding the magnitude of possible clean-up costs, the expense and effectiveness of alternative clean-up methods, and other possible liabilities associated with such situations. However, management believes that any additional costs that may be incurred as more information becomes available will not have a material adverse effect on the company's financial position, although such costs could have a material effect on the company's results of operations or cash flows in a particular period.

Revenue Recognition

The company recognizes sales when the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred as products are shipped.

Freight

The company records amounts billed to customers for shipping and handling as sales, and records shipping and handling expenses as cost of sales.

General and Administrative Expenses

The company records net pension income as an offset to selling, general, and administrative expenses. Such noncash income totaled $48 million, $64 million, and $109 million in 2004, 2003, and 2002, respectively.

Research and Development

Research and development costs, which are expensed as incurred, totaled $33 million, $32 million, and $35 million in 2004, 2003, and 2002, respectively.

Advertising

Advertising production costs are expensed as incurred, while advertising media costs are expensed in the period in which the related advertising first takes place. Advertising expenses were $12 million, $7 million, and $17 million in 2004, 2003, and 2002, respectively.

Stock-Based Compensation

In accounting for stock-based employee compensation, the company uses the intrinsic-value method specified in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Shown below are net income and basic and diluted earnings per share as reported and adjusted to reflect the use of the fair-value method in determining stock-based compensation costs, as prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation."

(In millions, except for per-share data)	2004	2003	2002
Net income	$ 155	$ 183	$ 148
After-tax adjustment of stock-based compensation costs			
Intrinsic-value method	3	4	4
Fair-value method	(13)	(14)	(13)
Pro forma	$ 145	$ 173	$ 139
Earnings per share			
Basic	$ 1.02	$ 1.16	$ 0.93
Adjustment of stock-based compensation costs			
Intrinsic-value method	0.02	0.03	0.02
Fair-value method	(0.08)	(0.09)	(0.08)
Pro forma	$ 0.96	$ 1.10	$ 0.87
Diluted	$ 1.01	$ 1.14	$ 0.92
Adjustment of stock-based compensation costs			
Intrinsic-value method	0.02	0.03	0.02
Fair-value method	(0.08)	(0.09)	(0.08)
Pro forma	$ 0.95	$ 1.08	$ 0.86

Income Taxes

The company utilizes the asset and liability method of accounting for income taxes, which requires that deferred-tax assets and liabilities be recorded to reflect the future tax consequences of temporary timing differences between the tax and financial-statement basis of assets and liabilities. Deferred-tax assets are reduced by a valuation allowance if management determines that it is more likely than not that a portion of deferred-tax assets will not be realized in a future period. Estimates used to recognize deferred-tax assets are subject to revision in subsequent periods based on new facts or circumstances.

The company does not provide for U.S. federal income taxes on unremitted earnings of foreign subsidiaries in that it is management's present intention to reinvest those earnings in foreign operations. Unremitted earnings of foreign subsidiaries totaled $157 million and $128 million at December 31, 2004, and December 31, 2003, respectively. The unrecognized deferred-tax liability associated with unremitted earnings totaled approximately $42 million and $25 million at December 31, 2004, and December 31, 2003, respectively.

In October 2004, the American Jobs Creation Act of 2004 was enacted. The Act provides a temporary incentive to U.S. corporations to repatriate accumulated income earned abroad by allowing them to claim a deduction of 85% of dividends received for certain dividends from controlled foreign corporations. The provision is subject to several limitations, and, uncertainty currently exists with respect to how to interpret numerous provisions in the Act. As a result, the company is not yet able to determine whether, and to what extent, it will repatriate foreign earnings that have not yet been remitted to the United States.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share is calculated in the same manner; however, adjustments are made to reflect the potential issuance of dilutive shares.

Risk Management

From time to time, the company uses derivative financial instruments, principally foreign-currency purchase and sale contracts with terms of less than 1 year, to hedge its exposure to changes in foreign-currency exchange rates. Net gains or losses on such contracts are recognized in the income statement as offsets to foreign-currency gains or losses on the underlying transactions. In the statement of cash flows, cash receipts and payments related to hedge contracts are classified in the same way as cash flows from the transactions being hedged.

Interest-rate risk management is accomplished through the use of swaps. Gains and losses on the settlement of swaps are amortized over the remaining lives of underlying assets or liabilities.

From time to time, the company employs commodity forward or other derivative contracts to hedge its exposure to adverse changes in the price levels of certain commodities. These instruments are intended to limit the upside risk on purchases of such commodities used in the company's production processes.

Gains and losses on derivative contracts were not material in 2004, 2003, and 2002. The company does not use derivative financial instruments for speculative purposes.

Changes in Accounting Principles

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values. Effective January 1, 2002, the company adopted SFAS No. 142, and recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002. See Note 8 for additional information.

In January 2003, the FASB issued Financial Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses accounting for variable interest entities (VIEs), defined as separate legal structures that either do not have equity investors with voting rights or have equity investors with voting rights that do not provide sufficient financial resources for entities to support their activities. FIN No. 46 requires that (1) companies consolidate VIEs if they are required to recognize the majority of such entities' gains and losses and (2) disclosures be made regarding VIEs that companies are not required to consolidate but in which they have a significant variable interest. Consolidation requirements apply immediately to VIEs created after January 31, 2003, and to existing VIEs in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when VIEs were created. Upon Pactiv's December 31, 2003, adoption of FIN No. 46, the company consolidated a VIE associated with properties covered by its synthetic-lease facility, resulting in an increase in long-term debt and property, plant, and equipment of $169 million and $150 million, respectively. Consolidation of the VIE also required the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on the leased assets from lease inception to December 31, 2003, of $19 million, $12 million after tax, or $0.07 per share. Consolidation of the VIE associated with the company's synthetic-lease facility lowered 2004 net income by approximately $3 million, or $0.02 per share.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires that the fair value of all share-based payments to employees, including grants of stock options, be recognized in the financial statements, and supercedes APB No. 25, which required that the "intrinsic value" method be used in determining compensation expense for share-based payments to employees. Under SFAS No. 123(R), employee-compensation expense is based on the grant-date fair value of the award and is recognized in the statement of income over the period during which an employee is required to provide service (normally the vesting period). SFAS No. 123(R) is effective as of the beginning of the first interim or annual period after June 30, 2005. The impact of adopting SFAS 123(R) cannot be predicted at this time, since it depends on levels of future share-based payments. However, if the company had adopted SFAS 123(R) in prior periods, the impact of adoption would have paralleled impacts described under the caption "Stock-Based Compensation" of this footnote. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost be reported as cash flow from financing activities, rather than its current classification in cash flow from operating activities. It is not possible to predict these amounts, since they depend on the timing of employee stock option exercises. Amounts recognized for such excess tax deduction benefits were $6 million, $3 million, and $1 million in 2004, 2003, and 2002, respectively.

Estimates

Financial-statement presentation requires management to make estimates and assumptions that affect reported amounts for assets, liabilities, sales, and expenses. Actual results may differ from such estimates.

Reclassifications

Certain prior-year amounts have been reclassified to conform to current-year presentation.

> NOTE 3 Restructuring and Other

In the first quarter of 2004, the company announced a restructuring program to rationalize excess manufacturing capacity and reduce overhead costs, and to reinvest a portion of the related savings in strategic growth initiatives. In this connection, the company recorded restructuring and other charges totaling $93 million, $58 million after tax, or $0.38 per share in 2004. The principal strategic objectives of the program are to (1) rationalize inefficient manufacturing assets, primarily certain molded-fiber facilities in North America and the United Kingdom; (2) reduce overhead in several areas of the business, thereby eliminating non-value-added activities; (3) increase the number of new product launches over the next several years; and (4) increase the value of the Hefty® brand. Implementation of the program resulted in the elimination of approximately 1,000 salaried and hourly positions worldwide. The total cost of the restructuring program is expected to be approximately $96 million, $60 million after tax, or $0.39 per share, covering severance, asset write-offs, and other, which consists principally of asset removal costs, including asbestos insulation abatement and associated expenses at the company's closed molded-fiber facility in the United Kingdom. The majority of the program was executed in the second quarter of 2004, with the balance expected to be completed in 2005.

After-tax cash payments related to the restructuring and other actions totaled $12 million for full-year 2004.

The following summarizes actual and expected impacts of restructuring and related actions.

(In millions)	Severance	Asset write-offs	Other (1)	Total
Accrued restructuring balance at January 1, 2004	$ —	$ —	$ —	$ —
Additions/adjustments to the account				
Consumer Products	4	—	—	4
Foodservice/Food Packaging	8	18	5	31
Protective and Flexible Packaging	12	9	34	55
Other	—	—	3	3
Total additions/adjustments	24	27	42	93
Cash payments	(21)	—	(34)	(55)
Charges against asset accounts	—	(27)	—	(27)
Accrued restructuring balance at December 31, 2004	$ 3	$ —	$ 8	$ 11
Projected total restructuring program costs				
Consumer Products	$ 4	$ —	$ —	$ 4
Foodservice/Food Packaging	8	18	6	32
Protective and Flexible Packaging	12	9	36	57
Other	—	—	3	3
Total	$ 24	$ 27	$ 45	$ 96

(1) Consists principally of asset removal costs, including asbestos insulation abatement and associated expenses at the company's closed molded-fiber facility in the United Kingdom.

> NOTE 4 Acquisitions and Dispositions

On June 18, 2002, the company purchased Winkler Forming Inc., a leading thermoformer of amorphous polyethylene terephthalate (APET) products for food packaging, for $78 million. During the third quarter of 2002, the company received $3 million from the seller in interim settlement of working-capital amounts. Appraisals of the fair-market value of the assets and liabilities acquired were finalized during the second quarter of 2003, resulting in related goodwill being reduced by $14 million and property, plant, and equipment and intangible assets both being increased by $7 million.

On October 21, 2002, Pactiv purchased a 70% interest in the stock of Mexico-based Central de Bolsas, S.A. de C.V. (Jaguar), a leading thermoformer of high-impact polystyrene (HIPS) cold cups and plates and polystyrene foam foodservice/food packaging. For this interest, Pactiv paid $31 million to the shareholders of Jaguar and made a $20 million equity investment in Jaguar. On August 8, 2003, the company acquired the remaining 30% of the stock of Jaguar for $22 million, making it a wholly-owned subsidiary of Pactiv. At December 31, 2003, the allocation of the purchase price to the net assets of Jaguar and the related recognition of $12 million of goodwill were based on preliminary estimates of the fair-market value of the assets and liabilities acquired, and, therefore, were subject to revision upon receipt of final appraisals. Appraisals of the fair-market value of the assets acquired were finalized during the 2004, resulting in related goodwill being increased by $10 million, and property, plant, and equipment being decreased by $10 million.

On October 27, 2003, Pactiv purchased, for $60 million, the plastic-packaging assets of Rock-Tenn Company, which are used in the manufacture of APET and polypropylene products for food packaging. Appraisals of the fair-market value of the assets acquired were finalized during the second quarter of 2004, resulting in related goodwill being reduced by $6 million, and property, plant, and equipment and intangible assets being increased by $5 million and $1 million, respectively.

> NOTE 5 Long-Term Debt, Short-Term Debt, and Financing Arrangements

Long-Term Debt

December 31 (In millions)	2004	2003
Pactiv Corporation		
Notes due 2005, effective interest rate of 7.2%	$ 299	$ 297
Notes due 2007, effective interest rate of 8.0%	98	98
Debentures due 2017, effective interest rate of 8.1%	300	300
Debentures due 2025, effective interest rate of 7.9%, net of $1 million of unamortized discount	275	275
Debentures due 2027, effective interest rate of 8.4%, net of $4 million of unamortized discount	196	196
Debentures due 2005, effective interest rate based on LIBOR plus 1.1%	169	169
Subsidiaries		
Notes due 2005 through 2006, average effective interest rate of 3.6% in 2004 and 4.9% in 2003	—	2
Less current maturities	(468)	(1)
Total long-term debt	$ 869	$1,336

Aggregate maturities of debt outstanding at December 31, 2004, were $468 million, $99 million, and $776 million for 2005, 2007, and thereafter, respectively.

As December 31, 2004, the company was in full compliance with financial and other covenants in its various credit agreements.

Short-Term Debt

December 31 (In millions)	2004	2003
Current maturities of long-term debt	$ 468	$ 1
Other	4	4
Total short-term debt	$ 472	$ 5

The company uses lines of credit and overnight borrowings to finance certain of its short-term capital requirements. Information regarding short-term debt excluding current maturities of long-term debt is shown below.

(Dollars in millions)	2004 (a)	2003 (a)
Borrowings at end of year	$ 4	$ 4
Weighted-average interest rate on borrowings at end of year	5.3%	7.2%
Maximum month-end borrowings during year	6	6
Average month-end borrowings during year	4	4
Weighted-average interest rate on average month-end borrowings during year	5.8%	8.5%

(a) Includes borrowings under committed credit facilities and uncommitted lines of credit.

In 1999, the company's former parent, Tenneco Inc. (Tenneco) realigned certain of its debt in preparation for the spin-off of Pactiv. In conjunction with this realignment, the company paid bank-facility fees of $10 million and entered into an interest-rate swap to hedge its exposure to interest-rate movement. The company settled this swap in November 1999 at a loss of $43 million. Both the loss on the swap and the bank-facility fees are being recognized as additional interest expense over the average life of the underlying debt.

> NOTE 6 Financial Instruments

Asset and Liability Instruments

At December 31, 2004, and 2003, the fair value of cash and temporary cash investments, short- and long-term receivables, accounts payable, and short-term debt were considered to be the same as, or not materially different than, amounts recorded for these assets and liabilities. The fair value of long-term debt at December 31, 2004, and 2003, was approximately $1.071 billion and $1.535 billion, respectively, compared with recorded amounts of $869 million and $1.336 billion, respectively. The fair value of long-term debt was based on quoted market prices for the company's debt instruments.

Instruments with Off-Balance-Sheet Risk (Including Derivatives)

The company utilizes derivative instruments, principally swaps, forward contracts, and options, to manage its exposure to movements in foreign-currency values, interest rates, and commodity prices. These derivatives are either designated primarily as cash-flow hedges, in that the company's strategy in entering into such transactions is to limit the variability of expected future cash flows, or not designated as hedging instruments. Changes in the fair value of the company's cash-flow hedges are reported as other comprehensive income and are recognized in the income statement in the period in which the hedging transactions affect earnings. Net gains or losses on derivatives not designated as hedges are recognized in the income statement as offsets to gains or losses on the underlying transactions. Amounts recognized in earnings related to the company's hedging transactions were not material in 2004, 2003, or 2002.

From time to time, Pactiv enters into foreign-currency forward contracts with terms of less than 1 year to mitigate its exposure to exchange-rate changes related to third-party trade receivables and accounts payable. The following table summarizes open foreign-currency contracts as of December 31, 2004.

	Notional amount	
(In millions)	Purchase	Sell
Foreign-currency contracts		
Euros	$ 72	$ 36
British pounds	34	67
Czech korunas	—	1
Hungarian forints	2	3
	$ 108	$ 107

Based on exchange rates at December 31, 2004, the cost of replacing these contracts in the event of nonperformance by counter parties would not be material.

Lines of Credit and Guarantees

From time to time, the company utilizes various lines of credit, backed by payment and performance guarantees, to finance operations of its foreign subsidiaries. These lines of credit are mainly used as overdraft and foreign-exchange settlement facilities and are in effect until cancelled by one or both parties. Performance under the guarantees would be required if subsidiaries failed to satisfy their obligations. At December 31, 2004, total available lines of credit were $19 million; however, no amounts were outstanding under the company's guaranteed lines of credit at that date.

> NOTE 7 Inventories

December 31 (In millions)	2004	2003
Finished goods	$ 216	$ 245
Work in process	69	57
Raw materials	82	69
Other materials and supplies	39	28
	$ 406	$ 399

> NOTE 8 Goodwill and Intangible Assets

On January 1, 2002, the company adopted SFAS No. 142. Following this adoption, the company reviewed recorded goodwill for possible impairment by comparing the fair value and carrying value of goodwill for each reporting unit. Fair value was determined using the income approach. Goodwill was found to be impaired for certain Protective and Flexible Packaging businesses that were acquired prior to the company's spin-off from Tenneco. Faced with increased competition, these businesses experienced lower operating margins, and, as a result, the company recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002. Further impairment of goodwill did not occur in either 2003 or 2004.

Changes in the carrying value of goodwill during 2003 and 2004 by operating segment are shown in the following table.

(In millions)	Consumer Products	Foodservice/ Food Packaging	Protective and Flexible Packaging	Total
Balance, December 31, 2002	$ 136	$ 302	$ 174	$ 612
Goodwill additions	—	28	1	29
Goodwill adjustment – prior acquisitions	—	(14)	(1)	(15)
Currency-translation adjustment	—	4	13	17
Balance, December 31, 2003	$ 136	$ 320	$ 187	$ 643
Goodwill adjustment – prior acquisitions	—	4	—	4
Currency-translation adjustment	—	2	8	10
Balance, December 31, 2004	$ 136	$ 326	$ 195	$ 657

Details of intangible assets at December 31, 2004, and 2003, are shown in the following table.

December 31 (In millions)	2004		2003	
	Carrying amount	Accumulated amortization	Carrying Amount	Accumulated amortization
Intangible assets subject to amortization				
Patents	$ 85	$ 47	$ 85	$ 42
Other	177	66	179	54
	262	113	264	96
Intangible assets not subject to amortization (primarily trademarks)	131	—	130	—
Total intangible assets	$ 393	$ 113	$ 394	$ 96

The weighted-average amortization period used for patents and other intangible assets subject to amortization is 15.9 years and 20.9 years, respectively. Amortization of intangible assets was $17 million for the year ended December 31, 2004. Amortization expense is estimated to total $15 million, $13 million, $13 million, $12 million, and $12 million for 2005, 2006, 2007, 2008, and 2009, respectively.

> NOTE 9 Property, Plant, and Equipment, Net

December 31 (In millions)	2004	2003
Original cost		
Land, buildings, and improvements	$ 745	$ 735
Machinery and equipment	1,654	1,653
Other, including construction in progress	111	102
	2,510	2,490
Less accumulated depreciation and amortization	(1,065)	(968)
	$1,445	$1,522

Capitalized interest was $2 million in 2004 and $4 million in both 2003 and 2002.

> NOTE 10 Income Taxes

The domestic and foreign components of income from continuing operations before income taxes were as follows:

(In millions)	2004	2003	2002
U.S. income before income taxes	$ 256	$ 280	$ 325
Foreign income (loss) before income taxes	(12)	34	42
Total income from continuing operations before income taxes	$ 244	$ 314	$ 367

Following is a comparative analysis of income-tax expense related to continuing operations.

(In millions)	2004	2003	2002
Current			
Federal	$ 30	$ 62	$ 26
State and local	1	10	10
Foreign	25	13	9
	56	85	45
Deferred			
Federal	40	31	87
State and local	6	1	6
Foreign	(12)	1	8
	34	33	101
Total income-tax expense – continuing operations	$ 90	$ 118	$ 146

A reconciliation of the difference between the U.S. statutory federal income-tax rate and the company's effective income-tax rate is shown in the following table.

	2004	2003	2002
U.S. statutory federal income-tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in income-tax rate resulting from:			
Foreign income taxed at various rates	**6.4**	0.7	0.5
State and local taxes on income, net of U.S. federal income-tax benefit	**2.0**	2.1	2.9
Foreign branch losses	**(4.8)**	—	—
Research and development credit	**(2.5)**	(0.5)	—
Other	**0.6**	0.4	1.6
Effective income-tax rate	**36.7%**	37.7%	40.0%

Summarized below are the components of the company's net deferred-tax liabilities.

December 31 (In millions)	2004	2003
Deferred-tax assets		
Tax-loss carryforwards		
State and local	**$ 5**	$ 1
Foreign	**46**	16
Pensions	**76**	111
Post-retirement benefits	**34**	33
Other items	**57**	52
Valuation allowance (1)	**(38)**	(14)
Total deferred-tax assets	**180**	199
Deferred-tax liabilities		
Property and equipment	**318**	282
Other items	**81**	83
Total deferred-tax liabilities	**399**	365
Net deferred-tax liabilities	**$ 219**	$ 166

(1) Related to state and foreign tax-loss carryforwards.

State tax-loss carryforwards at December 31, 2004, ($58 million) will expire at various dates from 2005 to 2011. Foreign tax-loss carryforwards at December 31, 2004, totaled $154 million, of which $74 million will expire at various dates from 2006 to 2015, with the balance having unlimited lives.

> NOTE 11 Common Stock

The company has 350 million shares of common stock ($0.01 par value) authorized, of which 148,711,815 shares were issued and outstanding as of December 31, 2004.

Reserves

Reserved shares at December 31, 2004 were as follows:

(In thousands)	
Thrift plans	1,397
2002 incentive-compensation plan	24,107
Employee stock-purchase plan	2,135
	27,639

Stock Plans

2002 Incentive-Compensation Plan – In November 1999, the company initiated a stock-ownership plan that permits the granting of a variety of awards, including common stock, restricted stock, performance shares, stock-appreciation rights, and stock options to directors, officers, and employees. In May 2002, the 1999 plan was succeeded by the 2002 incentive-compensation plan, and all share balances under the 1999 plan were transferred to the new plan, which will remain in effect until amended or terminated. Under the 2002 plan, up to 27 million shares of common stock can be issued (including shares issued under the prior plan), of which 19 million were issued or granted as of December 31, 2004.

Restricted-stock, performance-share, and stock-option awards generally require that, among other things, grantees remain with the company for certain periods of time. Performance shares granted under the plan vest upon the attainment of specified performance goals in the 3 years following the date of grant.

Changes in performance-share balances were as follows:

	Performance shares
Outstanding, January 1, 2003	616,592
Granted	366,242
Canceled	(12,000)
Vested	(265,508)
Outstanding, December 31, 2003	705,326
Granted	**218,761**
Canceled	**(31,648)**
Vested	**(260,053)**
Outstanding, December 31, 2004	**632,386**

The weighted-average grant date fair value of performance shares issued in 2004, 2003, and 2002 was $22.06, $20.72, and $16.88 per share, respectively.

Summarized below are changes in stock-option balances.

	Shares under option	Weighted-average exercise price
Outstanding, January 1, 2003	14,187,373	$21.19
2003 activity		
Granted	2,315,714	20.25
Exercised	(972,551)	13.27
Canceled	(559,667)	32.48
Outstanding, December 31, 2003	14,970,869	21.13
Exercisable, December 31, 2003	10,518,208	22.13
Outstanding, January 1, 2004	**14,970,869**	**21.13**
2004 activity		
Granted	**2,049,676**	**23.97**
Exercised	**(1,720,752)**	**14.30**
Canceled	**(982,205)**	**27.91**
Outstanding, December 31, 2004	**14,317,588**	**21.89**
Exercisable, December 31, 2004	**10,376,435**	**21.94**

Stock options expire 10 to 20 years following date of grant and vest over periods ranging from 1 to 3 years.

The weighted-average fair value of options granted in 2004 ($7.83), 2003 ($6.90), and 2002 ($6.17) was determined using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Actuarial assumptions			
Risk-free interest rate	**3.4%**	3.0%	3.0%
Life (years)	**4.5**	4.4	4.4
Volatility	**34.1%**	36.9%	38.7%

Summarized below is information regarding stock options outstanding and exercisable at December 31, 2004.

	Outstanding options			Exercisable options	
	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Number	Weighted-average exercise price
Range of exercise price					
$7 to $12	1,059,792	5.8 years	$11.59	1,059,792	$11.59
$13 to $21	8,044,770	6.9	16.69	6,131,082	15.83
$22 to $29	2,039,012	9.7	23.98	11,547	23.24
$30 to $37	1,522,434	9.1	34.20	1,522,434	34.20
$38 to $45	1,651,580	6.5	39.97	1,651,580	39.97
	14,317,588			10,376,435	

See Note 2 for additional information regarding accounting for stock-based employee compensation.

Employee Stock-Purchase Plan – The company has a stock-purchase plan that allows U.S. and Canadian employees to purchase Pactiv common stock at a 15% discount, subject to an annual limitation of $25,000. In 2004, 2003, and 2002, employees purchased 270,298, 333,239, and 401,469 shares of stock, respectively, at a weighted-average price of $19.52, $17.38, and $14.68 per share, respectively.

Employee 401(k) Plans – The company has qualified 401(k) plans for employees under which eligible participants may make contributions equal to a percentage of their annual salary. A portion of such contributions are matched by the company in the form of Pactiv common stock. The company or plan participants may contribute additional amounts in accordance with the plans' terms. In 2004, 2003, and 2002, the company incurred 401(k) plan expenses of $11 million, $13 million, and $12 million, respectively.

Grantor Trust – In November 1999, the company established a grantor trust and reserved 3,200,000 shares of Pactiv common stock for the trust. These shares were issued to the trust in January 2000. This so-called "rabbi trust" is designed to assure the payment of deferred-compensation and supplemental pension benefits. These shares are not considered to be outstanding for purposes of financial reporting.

Qualified Offer Rights Plan

In November 1999, Pactiv adopted a qualified offer rights plan (QORP) to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the company in a transaction that would not be in the best interest of shareholders. Under the plan, if a person becomes the beneficial owner of 20% or more of the company's outstanding common stock, other than pursuant to a qualified offer, each right entitles its holder, other than the 20% or more holder, to purchase common stock having a market value of twice the right's exercise price.

Rights are not exercisable in connection with a qualified offer, which is defined as an all-cash tender offer for all outstanding shares of common stock that is fully financed, remains open for a period of at least 60 business days, results in the offeror owning at least 85% of the common stock after consummation of the offer, assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as in the initial offer, and meets certain other requirements.

In connection with the adoption of the QORP, the board of directors also adopted an evaluation mechanism that calls for an independent board committee to review, on an ongoing basis, the QORP and developments in rights plans in general and, if it deems appropriate, to recommend modification or termination of the plan. The independent committee is required to report to the board at least every 3 years as to whether the QORP continues to be in the best interest of shareholders.

Earnings Per Share

Earnings from continuing operations per share of common stock outstanding were computed as follows:

(In millions, except share and per-share data)	2004	2003	2002
Basic earnings per share			
Income from continuing operations	**$ 155**	$ 195	$ 220
Average number of shares of common stock outstanding	**151,289,798**	157,932,323	158,618,274
Basic earnings from continuing operations per share	**$ 1.02**	$ 1.23	$ 1.38
Diluted earnings per share			
Income from continuing operations	**$ 155**	$ 195	$ 220
Average number of shares of common stock outstanding	**151,289,798**	157,932,323	158,618,274
Effect of dilutive securities			
Stock options	**2,033,810**	1,726,512	1,579,885
Performance shares	**439,548**	484,765	414,916
Average number of shares of common stock outstanding including dilutive securities	**153,763,156**	160,143,600	160,613,075
Diluted earnings from continuing operations per share	**$ 1.01**	$ 1.21	$ 1.37

In 2004, the company acquired 10,148,500 shares of its common stock at an average price of $22.71 per share (total outlay of $230 million). During 2003, the company repurchased 4,312,600 shares at an average price of $20.24 per share (total outlay of $87 million). In 2002, the company acquired 2,119,009 shares of its common stock at an average price of $19.20 per share, for a total outlay of $40 million.

> NOTE 12 Preferred Stock

Pactiv has 50 million shares of preferred stock ($0.01 par value) authorized, none of which were issued at December 31, 2004. The company has reserved 750,000 shares of preferred stock for the QORP.

> NOTE 13 Minority Interest

In October 2002, Pactiv acquired a 70% interest in Central de Bolsas, S.A. de C.V. (Jaguar), and purchased the remaining 30% interest in that company in August 2003.

> NOTE 14 Pension Plans and Other Post-retirement Benefits

The company has pension plans that cover substantially all of its employees. Benefits are based on years of service and, for most salaried employees, final-average compensation. The company's funding policy is to contribute to the plans amounts necessary to satisfy requirements of applicable laws and regulations. Plan assets consist principally of equity and fixed-income securities and included 4,110,058 shares of Pactiv stock with a fair-market value of $104 million at December 31, 2004. These shares were contributed to the plans by Tenneco prior to the spin-off. Effective with the spin-off, Pactiv became the sponsor of Tenneco's retirement plans, receiving related assets and assuming the obligation to provide pension benefits to participating employees of Tenneco Automotive Inc. and certain former subsidiaries and affiliates of Tenneco. For Tenneco Automotive Inc. employees, benefits accrued under these plans were frozen as of November 30, 1999. The company uses a September 30 measurement date for its plans. Effective December 31, 2004, after the company's September 30, 2004, measurement date, the company's two U.S. qualified pension plans were merged. The merger had no effect on the participants' benefits or any other substantive feature of the plans. The impact of this merger on the company's financial statements has not yet been measured and will be reflected in the 2005 financial statements.

The company has post-retirement health-care and life insurance plans that cover certain of its salaried and hourly employees who retire in accordance with the various provisions of such plans. Benefits may be subject to deductibles, co-payments, and other limitations. The company reserves the right to change post-retirement plans, which are not funded.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was enacted. The Act expands Medicare coverage, primarily by adding a prescription-drug benefit for Medicare-eligible participants, starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligible participants with a range of options for coordination with the new government-sponsored program to potentially reduce employers' costs. These options include supplementing the government program on a secondary payor basis or accepting a direct subsidy from government to support a portion of the cost of employer programs.

Pactiv's plans currently provide prescription-drug benefits that will coordinate with the related Medicare benefits. As a result, at September 30, 2004, the plans accumulated benefit obligation was reduced by $8 million. For accounting purposes, this amount will be treated as an actuarial gain. The enactment of the Act will also reduce 2005's net periodic benefit cost by approximately $1 million.

Financial data pertaining to the company's pension- and post-retirement benefit plans appears below.

	Pension plans		Post-retirement plans	
(In millions)	2004	2003	2004	2003
Accumulated benefit obligation, September 30	$3,901	$3,847	$ —	$ —
Changes in projected benefit obligations				
Benefit obligations at September 30 of the previous year	3,909	3,644	105	102
Currency-rate conversion	9	10	—	—
Service cost of benefits earned	30	33	1	1
Interest cost on benefit obligations	236	237	6	7
Plan amendments	1	1	—	—
Actuarial losses	31	241	(6)	3
Benefits paid	(261)	(256)	(12)	(11)
Employee contributions	1	—	—	—
Participant contributions	—	—	4	3
Impact of SFAS No. 88 (1)	(2)	(1)	—	—
Benefit obligations at September 30	$3,954	$3,909	$ 98	$ 105
Changes in fair value of plan assets				
Fair value at September 30 of the previous year	$3,382	$3,057	$ —	$ —
Currency-rate conversion	5	5	—	—
Actual return on plan assets	404	566	—	—
Employer contributions (2)	21	9	8	8
Participant contributions	1	1	4	3
Benefits paid	(261)	(256)	(12)	(11)
Fair value at September 30	$3,552	$3,382	$ —	$ —
Development of amounts recognized in the statement of financial position				
Funded status at September 30	$ (402)	$ (527)	$ (98)	$ (105)
Contributions during the fourth quarter	2	2	2	2
Unrecognized costs				
Actuarial losses	1,685	1,737	38	45
Prior-service costs	13	16	(3)	(3)
Net amounts recognized at December 31	$1,298	$1,228	$ (61)	$ (61)
Amounts recognized in the statement of financial position				
Prepaid benefit costs	$ 203	$ 187	$ —	$ —
Contributions during the fourth quarter	2	2	2	2
Accrued benefit costs	(441)	(528)	(63)	(63)
Intangible assets	12	15	—	—
Accumulated other comprehensive income	1,522	1,552	—	—
Net amount recognized at December 31	$1,298	$1,228	$ (61)	$ (61)

(1) SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits"

(2) 2004 employer contributions included $12 million contributed by another participating employer.

The additional minimum liability for the company's pension plans was $1.534 billion and $1.567 billion at December 31, 2004, and 2003, respectively. Other comprehensive income of $19 million after tax was recognized in 2004 as a result of the decrease in the additional minimum liability during 2004. The total additional minimum liability recorded in accumulated other comprehensive income was $975 million after tax at December 31, 2004.

Benefit payments expected to be made under the pension plans and post-retirement benefit plans over the next 10 years are summarized below.

(In millions)	Pension plans	Post-retirement plans
2005	$ 266	$ 9
2006	265	7
2007	267	8
2008	269	8
2009	270	8
2010-2014	1,415	42

The company expects to contribute $10 million to its foreign and non-qualified pension plans and $9 million to its post-retirement benefit plans in 2005.

The impact of pension plans on pretax income from continuing operations was as follows:

(In millions)	2004	2003	2002
Components of periodic benefit income (expense)			
Service cost of benefits earned	**$ (30)**	$ (33)	$ (35)
Interest cost on benefit obligations	**(236)**	(237)	(237)
Expected return on plan assets	**351**	354	385
Amortization of:			
Unrecognized net losses	**(33)**	(15)	—
Unrecognized prior-service costs	**(4)**	(5)	(5)
Unrecognized net transition obligations	—	—	1
Total net periodic benefit income	**$ 48**	$ 64	$ 109

Pension-plan actuarial assumptions are shown below.

September 30	2004	2003	2002
Actuarial assumptions			
Discount rate	**6.23%**	6.23%	6.75%
Compensation increases	**4.0**	4.0	4.9
Return on assets	**9.0**	9.0	9.0

For all of the company's worldwide pension plans, accumulated benefit obligations totaled $3.901 billion and $3.847 billion at December 31, 2004, and 2003, respectively. For pension plans with accumulated benefit obligations in excess of plan assets, projected benefit obligations, accumulated benefit obligations, and fair value of plan assets were $3.653 billion, $3.601 billion, and $3.163 billion, respectively, at September 30, 2004, and $3.594 billion, $3.532 billion, and $3.006 billion, respectively, at September 30, 2003.

The company's discount-rate assumption for its U.S. plans is based on the composite yield on a portfolio of high-quality corporate bonds constructed with durations to match the plans' future benefit obligations. In this connection, the company's discount-rate assumption for its U.S. plans was 6.25% for both 2004 and 2003.

In developing actuarial assumptions for the return on pension-plan assets, the company receives independent input on asset-allocation strategies, projections regarding long-term rates of return on various asset classes, risk-free rates of return, and long-term inflation rates. Since inception in 1971, the pension plans' annual rate of return on assets has averaged 11%. Historically, the plans have invested approximately 70% of assets in equity securities and 30% in fixed-income investments. After considering all of these factors, the company concluded that a 9% rate of return on assets assumption for its U.S. plans was appropriate for 2004 and 2003.

The company utilizes a market-related method for calculating the value of plan assets. This method recognizes the difference between actual and expected returns on plan assets over 5 years. Resulting unrecognized gains or losses, along with other actuarial gains and losses, are amortized using the "corridor approach" discussed in SFAS No. 87.

The weighted-average asset allocations for the company's U.S. pension plans at September 30, 2004, and 2003, are summarized below.

	2004	2003
Equity securities	**70.0%**	65.4%
Fixed-income securities	**30.0**	34.6
Total	**100.0%**	100.0%

A mixture of equity and fixed-income investments are used to maximize the long-term return on pension-plan assets for a prudent level of risk. Risk tolerances are established through careful consideration of plan liabilities, plan funded status, and company financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Equity investments include U.S. and non-U.S. stocks, as well as growth, value, and small- and large-capitalization investments. Other asset classes, such as private equity investments, are used judiciously to enhance long-term returns while increasing portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies. Based on long-term projections and regulations in existence at December 31, 2004, the company does not expect to be required to contribute cash to its U.S. qualified pension plans until at least 2014. The company makes contributions of approximately $4 million annually to its nonqualified retirement plans for supplemental benefits paid to retirees. The company's foreign subsidiaries contributed $6 million to various pension plans in 2004.

The impact of post-retirement benefit plans on pretax income from continuing operations was as follows:

(In millions)	2004	2003	2002
Service cost of benefits earned	$ 1	$ 1	$ 1
Interest cost on benefit obligations	6	7	6
Prior-service costs	—	1	2
Losses	4	3	2
Total post-retirement benefit-plan costs	$ 11	$ 12	$ 11

Actuarial assumptions used to determine post-retirement benefit obligations follow.

	2004	2003	2002
Actuarial assumptions			
Health-care cost inflation(a)	**10.0%**	11.0%	12.0%
Discount rate	**6.25**	6.25	6.75

(a) Assumed to decline to 5% in 2008.

A one percentage-point change in assumed health-care cost inflation would have the following effects:

(In millions)	1% increase	1% decrease
Effect on total service and interest costs	$ 1	$ (1)
Effect on post-retirement benefit obligations	7	(7)

The company contributed $8 million in both 2004 and 2003 to fund post-retirement medical-plan obligations. The company expects to contribute $9 million to fund its post-retirement medical-plan obligations in 2005.

> NOTE 15 Segment and Geographic Area Information

The company reports the results of its segments in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The company has 4 reporting segments: Consumer Products, which relates principally to the manufacture and sale of disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products, such as waste bags, tableware, food-storage bags, and cookware, for consumer markets, such as grocery stores, mass merchandisers, and discount chains; Foodservice/Food Packaging, which relates primarily to the manufacture and sale of various disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products for foodservice and food-packaging markets, such as restaurants and other institutional-foodservice outlets, food processors, and grocery chains; Protective and Flexible Packaging, which relates principally to the manufacture and sale of plastic, paperboard, and molded-fiber products for protective-packaging markets, such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative-service operations and retiree-benefit income and expense. The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets are used.

Products are transferred between segments and among geographic areas at, as nearly as possible, market value. In both 2004 and 2003, Wal-Mart Stores, Inc. accounted for 11.4% of the company's consolidated sales. These sales were reflected in the results of the Consumer Products and Foodservice/Food Packaging segments. In general, the company's backlog of orders is not material.

The following table sets forth certain segment information.

(In millions)	Segment: Consumer Products	Foodservice/ Food Packaging	Protective and Flexible Packaging	Other	Total
At December 31, 2004, and for the year then ended					
Sales to external customers	$ 934	$1,490	$ 958	$ —	$3,382
Depreciation and amortization	53	77	32	7	169
Operating income	175(a)	138(b)	20(c)	12(d)	345
Total assets	1,022	1,090	806	823(e)	3,741
Investment in affiliated companies	—	2	4	—	6
Capital expenditures	16	52	28	4	100
Noncash items other than depreciation and amortization	—	18	18	(48)(f)	(12)
At December 31, 2003, and for the year then ended					
Sales to external customers	$ 888	$1,371	$ 879	$ —	$3,138
Depreciation and amortization	51	71	34	7	163
Operating income	195	178(b)	58(c)	35(d)	466
Cumulative effect of changes in accounting principles	(3)	(6)	(1)	(2)	(12)
Total assets	1,005	1,199	773	729(e)	3,706
Investment in affiliated companies	—	1	4	—	5
Capital expenditures	24	55	29	4	112
Noncash items other than depreciation and amortization	—	(1)	1	(64)(f)	(64)
At December 31, 2002, and for the year then ended					
Sales to external customers	$ 841	$1,221	$ 818	$ —	$2,880
Depreciation and amortization	52	69	30	7	158
Operating income	188	158	62(c)	55(d)	463
Cumulative effect of changes in accounting principles	—	—	(72)	—	(72)
Total assets	960	1,097	713	642(e)	3,412
Investment in affiliated companies	—	1	3	—	4
Capital expenditures	19	65	39	3	126
Noncash items other than depreciation and amortization	—	—	(4)	(109)(f)	(113)

(a) Includes restructuring and other charges of $4 million in 2004.
(b) Includes restructuring and other charges of $31 million and $1 million in 2004, and 2003, respectively.
(c) Includes restructuring and other charges (credits) of $55 million, $1 million, and $(4) million, in 2004, 2003, and 2002, respectively.
(d) Includes pension-plan income, unallocated corporate expense, and $3 million restructuring and other charges in 2004.
(e) Includes assets related to pension plans and administrative-service operations.
(f) Includes pension-plan income.

The following table sets forth certain geographic area information.

(In millions)	Geographic area: United States	Foreign (a)	Total
At December 31, 2004, and for the year then ended			
Sales to external customers (b)	$2,607	$ 775	$3,382
Long-lived assets (c)	1,419	306	1,725
Total assets	2,951	790	3,741
At December 31, 2003, and for the year then ended			
Sales to external customers (b)	$2,412	$ 726	$3,138
Long-lived assets (c)	1,464	319	1,783
Total assets	2,938	768	3,706
At December 31, 2002, and for the year then ended			
Sales to external customers (b)	$2,286	$ 594	$2,880
Long-lived assets (c)	1,298	304	1,602
Total assets	2,756	656	3,412

(a) Sales to external customers and long-lived assets for individual countries (primarily in Europe) were not material.
(b) Geographic assignment is based on location of selling business.
(c) Long-lived assets include all long-term assets other than net assets of discontinued operations, goodwill, intangibles, and deferred taxes.

Capital Commitments

The company estimates that the completion of projects authorized at December 31, 2004, for which commitments have been made, will require expenditures of approximately $156 million, of which approximately $141 million is expected to be spent in 2005.

Lease Commitments

Certain of the company's facilities, equipment, and other assets are leased under long-term arrangements. Minimum lease payments under noncancelable operating leases with lease terms in excess of 1 year are expected to total $32 million, $25 million, $22 million, $18 million, and $15 million for 2005, 2006, 2007, 2008, and 2009, respectively, and $34 million for subsequent years.

Commitments under capital leases are not significant. Total rental costs for continuing operations for 2004, 2003, and 2002 were $40 million, $41 million, and $42 million, respectively, which included minimum rentals under noncancelable operating leases of $31 million, $37 million, and $36 million for the respective periods.

Litigation

On November 3, 2003, the company reached an agreement to settle a civil, class-action lawsuit filed in 1999 against Tenneco, Tenneco Packaging Inc., and Packaging Corporation of America (PCA), Tenneco's former containerboard business (Tenneco Packaging litigation). The settlement resulted in Pactiv recording a pretax charge of $56 million, $35 million after tax, or $0.22 per share. This charge included the establishment of a reserve for the estimated liability associated with lawsuits filed by certain members of the original class-action who opted out of the class and filed their own lawsuits. While it is not possible to predict the outcome of any of these proceedings, the company's management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a materially adverse effect on the company's financial position. However, actual outcomes may be different than expected and could have a material effect on the company's results of operations or cash flows in a particular period.

The company is party to legal proceedings arising from its operations. Related reserves are recorded when it is probable that liabilities exist and where reasonable estimates of such liabilities can be made. While it is not possible to predict the outcome of any of these proceedings, the company's management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a materially adverse effect on the company's financial position. However, actual outcomes may be different than expected and could have a material effect on the company's results of operations or cash flows in a particular period.

Environmental Matters

In early 2003, the company discovered that certain air emissions at one of its California plants exceeded permitted levels. The company reported this matter to the San Joaquin Valley Air Pollution Control District, and, effective November 2003, entered into a settlement agreement with that agency regarding the appropriate actions to be taken to address the matter. This settlement agreement is subject to the approval of the U.S. Environmental Protection Agency. The company expects to resolve this matter through discussions with the agency and does not believe that the costs involved, including any possible monetary sanctions, will have a materially adverse effect on the company's financial position, results of operations, or cash flows.

The company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Where it is probable that related liabilities exist and where reasonable estimates of such liabilities can be made, Pactiv establishes associated reserves. Estimated liabilities are subject to change as additional information becomes available regarding the magnitude of possible clean-up costs, the expense and effectiveness of alternative clean-up methods, and other possible liabilities associated with such situations. However, management believes that any additional costs that may be incurred as more information becomes available will not have a materially adverse effect on the company's financial position, although such costs could have a material effect on the company's results of operations or cash flows in a particular period.

> NOTE 17 Quarterly Financial Data (Unaudited)

(In millions)	Sales	Cost of sales	Restructuring and other	Tenneco Packaging litigation settlement and other	Income from continuing operations	Cumulative effect of changes in accounting principles	Net income
2004							
First quarter	$ 775	$ 552	$ 70	$ —	$ —	$ —	$ —
Second quarter	858	611	14	—	52	—	52
Third quarter	865	630	2	—	56	—	56
Fourth quarter	884	657	7	—	47	—	47
	$3,382	$2,450	$ 93	$ —	$ 155	$ —	$ 155
2003							
First quarter	$ 717	$ 508	$ —	$ —	$ 44	$ —	$ 44
Second quarter	810	571	—	—	59	—	59
Third quarter	793	550	—	56	26	—	26
Fourth quarter	818	577	—	—	66	(12)	54
	$3,138	$2,206	$ —	$ 56	$ 195	$ (12)	$ 183

	Basic earnings per share of common stock (a)			Diluted earnings per share of common stock (a)			Stock price / share	
(Per share)	Continuing operations	Cumulative effect of changes in accounting principles	Net income	Continuing operations	Cumulative effect of changes in accounting principles	Net income	High	Low
2004								
First quarter	$ —	$ —	$ —	$ —	$ —	$ —	$23.96	$19.80
Second quarter	0.34	—	0.34	0.33	—	0.33	25.28	21.55
Third quarter	0.38	—	0.38	0.37	—	0.37	25.16	22.10
Fourth quarter	0.32	—	0.32	0.31	—	0.31	25.73	22.30
Total year	1.02	—	1.02	1.01	—	1.01		
2003								
First quarter	$ 0.27	$ —	$ 0.27	$ 0.27	$ —	$ 0.27	$22.65	$17.55
Second quarter	0.37	—	0.37	0.37	—	0.37	21.25	18.13
Third quarter	0.17	—	0.17	0.16	—	0.16	20.90	17.95
Fourth quarter	0.42	(0.07)	0.35	0.41	(0.07)	0.34	24.03	20.28
Total year	1.23	(0.07)	1.16	1.21	(0.07)	1.14		

(a) The sum of amounts shown for individual quarters may not equal the total for the year because of changes in the weighted-average number of shares outstanding throughout the year.

> NOTE 18 Subsequent Events

On January 21, 2005, the company voluntarily prepaid its $169 million synthetic-lease financing arrangements, which had a maturity date of November 4, 2005. The synthetic-lease arrangements covered the company's headquarters in Lake Forest, Illinois, and distribution centers in Romeoville, Illinois; Jacksonville, Illinois; Covington, Georgia; Temple, Texas; and Canandaigua, New York. The company elected to prepay this amount to reduce interest costs. No prepayment or early termination penalty was incurred as a result of this action.

The preceding notes are an integral part of the foregoing financial statements.

On March 15, 2005, the company acquired Newspring Industrial Corp., a leading manufacturer of thin-wall injection molded polypropylene products for use in the take-out, delicatessen, and foodservice markets, for $98 million.

Selected Financial Data

For the years ended December 31 (In millions, except per-share data)	2004	2003	2002	2001	2000
Statement of Income					
Sales					
Consumer Products	$ 934	$ 888	$ 841	$ 815	$ 785
Foodservice/Food Packaging	1,490	1,371	1,221	1,182	1,416
Protective and Flexible Packaging	958	879	818	815	851
	3,382	3,138	2,880	2,812	3,052
Operating income	345	466	463	391	341
Tenneco Packaging litigation settlement and other	—	56	—	—	—
Interest expense, net of interest capitalized	101	96	96	107	134
Income-tax expense	90	118	146	118	91
Minority interest	(1)	1	1	1	3
Income from continuing operations	155	195	220	165	113
Income from discontinued operations, net of income tax	—	—	—	28	134
Cumulative effect of changes in accounting principles, net of income tax	—	(12)	(72)	—	—
Net income	$ 155	$ 183	$ 148	$ 193	$ 247
Average number of shares of common stock outstanding					
Basic	151.290	157.932	158.618	158.833	161.722
Diluted	153.763	160.144	160.613	159.527	161.779
Earnings per share					
Basic					
Continuing operations	$ 1.02	$ 1.23	$ 1.38	$ 1.04	$ 0.70
Discontinued operations	—	—	—	0.17	0.83
Cumulative effect of changes in accounting principles	—	(0.07)	(0.45)	—	—
	$ 1.02	$ 1.16	$ 0.93	$ 1.21	$ 1.53
Diluted					
Continuing operations	$ 1.01	$ 1.21	$ 1.37	$ 1.03	$ 0.70
Discontinued operations	—	—	—	0.17	0.83
Cumulative effect of changes in accounting principles	—	(0.07)	(0.45)	—	—
	$ 1.01	$ 1.14	$ 0.92	$ 1.20	$ 1.53
Statement of Financial Position					
Net assets of discontinued operations	$ —	$ —	$ —	$ —	$ 72
Total assets	3,741	3,706	3,412	4,060	4,341
Short-term debt including current maturities of long-term debt	472	5	13	7	13
Long-term debt	869	1,336	1,224	1,211	1,560
Minority interest	9	8	21	8	22
Shareholders' equity	1,083	1,061	897	1,689	1,539
Statement of Cash Flows					
Cash provided by operating activities	$ 367	$ 336	$ 384	$ 371	$ 290
Cash provided (used) by investing activities	(91)	(194)	(244)	(1)	302
Cash used by financing activities	(197)	(134)	(57)	(354)	(578)
Expenditures for property, plant, and equipment	(100)	(112)	(126)	(145)	(135)

Other Information

The company has not paid a cash dividend in any of the past 5 years.

The notes to the financial statements cover changes in accounting principles in Note 2 and reclassifications to components of sales in Note 15.

Regulation G GAAP Reconciliations

Following is a reconciliation of "Free Cash Flow," (found on pages 4 and 10), which is defined as cash flow from operating activities less capital expenditures. Both of these measures were calculated in accordance with generally accepted accounting principles (GAAP). The company's management believes that free cash flow, as defined, provides a meaningful measure of the company's liquidity. The company's management uses free cash flow as a measure of cash available to fund early or required debt retirement, incremental investments, or financing activities, such as, but not limited to, acquisitions and share repurchases. However, free cash flow has limitations, as it does not represent residual cash flow available for discretionary expenditures. Some of the company's expenditures are mandatory. The amount of mandatory versus discretionary expenditures can vary significantly between years.

Details of free cash flow appear below.

(In millions)	2004	2003	2002
Cash provided by operating activities – GAAP basis	$ 367	$ 336	$ 384
Less: capital expenditures	(100)	(112)	(126)
Free cash flow	$ 267	$ 224	$ 258

Following is a reconciliation of "Adjusted earnings per share from operations" (found on page 3). In accordance with GAAP, reported earnings per share included the after-tax impact of restructuring and other charges in 2004 and Tenneco Packaging litigation settlement and other in 2003. The company's management believes that by adjusting reported diluted earnings per share to exclude the effects of these items, the resulting metric is a better reflection of the company's operating performance. The company's management uses this metric to evaluate operating performance, and, along with other factors, in determining management compensation.

Details of adjusted earnings per share are shown below:

	2004	2003	2002
Diluted earnings per share – continuing operations – GAAP basis	$ 1.01	$ 1.21	$ 1.37
Adjustments:			
Tenneco Packaging litigation settlement and other	—	0.22	—
Restructuring and other charges	0.38	—	(0.01)
Diluted earnings per share – continuing operations – GAAP basis, excluding restructuring and other charges and Tenneco Packaging litigation settlement and other	$ 1.39	$ 1.43	$ 1.36

Following is a reconciliation of "Operating Margin" (found on pages 11, 15, 18, and 19). Operating margin is calculated by dividing operating income before restructuring and other charges (reconciled on pages 24 and 25 to amounts calculated in accordance with GAAP) by sales. The company's management believes that operating margin, as defined, is a more meaningful way of evaluating the company's operating results. Restructuring and other charges relate to actions that will have an ongoing effect on the company, and to consider such charges/credits as being only applicable to 2004 and 2003 could make the company's operating performance in those periods more difficult to evaluate, particularly when compared with other periods in which there were no such items. The company's management uses operating margin, as defined, to evaluate operating performance, and, along with other factors, in determining management compensation.

Details of operating margin are summarized below.

(Dollars in millions)	2004	2003
Sales		
Consumer Products	$ 934	$ 888
Foodservice / Food Packaging	1,490	1,371
Protective & Flexible Packaging	958	879
Total	$3,382	$3,138
Operating income excluding restructuring and other charges		
Consumer Products	$ 179	$ 195
Foodservice / Food Packaging	169	177
Protective and Flexible Packaging	75	59
Other	15	35
Total	$ 438	$ 466
Operating margin excluding restructuring and other charges		
Consumer Products	19.2%	22.0%
Foodservice / Food Packaging	11.3	12.9
Protective and Flexible Packaging	7.8	6.7
Other	—	—
Total	13.0%	14.9%

Corporate Information

Directors

Larry D. Brady (2), (3)*
Chairman and Chief Executive Officer
UNOVA, Inc.

K. Dane Brooksher (2)*
Chairman and Trustee
ProLogis

Robert J. Darnall (1)*
Former Chairman and Chief Executive Officer
Inland Steel Industries, Inc.

Mary R. (Nina) Henderson (2)
Founder
Henderson Advisory

Roger B. Porter (1), (3)
IBM Professor of Business & Government
Harvard University

Richard L. Wambold
Chairman and Chief Executive Officer
Pactiv Corporation

Norman H. Wesley (1), (2)
Chairman and Chief Executive Officer
Fortune Brands, Inc.

* *Chairman*
(1) Compensation/Nominating/Governance Committee
(2) Audit Committee
(3) Three-Year Independent Director Evaluation Committee

Officers

Richard L. Wambold
Chairman and Chief Executive Officer

Andrew A. Campbell
Senior Vice President and Chief Financial Officer

James V. Faulkner, Jr.
Vice President, General Counsel and Secretary

Lisa K. Foss
Vice President, Communications

Peter J. Lazaredes
Executive Vice President and General Manager
Foodservice/Food Packaging

James D. Morris
Senior Vice President and General Manager
Protective and Flexible Packaging

Richard Proszowski
Vice President and Chief Information Officer

John N. Schwab
Senior Vice President and General Manager
Hefty® Consumer Products

Henry M. Wells, III
Vice President and Chief Human Resources Officer

Shareholder Information

Corporate Headquarters
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

Annual Meeting
Pactiv Corporation's annual meeting will be held at 10:30 a.m. Central time on May 20, 2005, at the Hilton Northbrook, Northbrook, Illinois.

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 866-770-1289
Hearing Impaired: 800-622-5571; 216-257-7353
Fax: 216-257-8508
E-mail: shareholder.inquiries@nationalcity.com
Notices regarding changes of address and inquiries regarding lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Common Stock
Listed in the United States on the New York Stock Exchange (NYSE), and traded under the symbol PTV. As of February 28, 2005, there were approximately 41,109 holders of record of the company's common stock, including brokers and other nominees.

Securities and Exchange Commission (SEC) Filings and Other Information
The company has submitted the required annual CEO certification to the NYSE, and on its Form 10-K, the required CEO/CFO certifications under the Sarbanes-Oxley Act. Copies of the annual report, filings with the SEC, and press releases may be obtained by writing to:

Pactiv Corporation
Investor Relations Department
1900 West Field Court
Lake Forest, Illinois 60045
Or calling toll-free: 866-456-5439
Or via e-mail: investorrelations@pactiv.com

Investor Relations
Christine J. Hanneman
Vice President, Investor Relations
847-482-2429

Media Relations
Lisa K. Foss
Vice President, Communications
847-482-2704

Website
www.pactiv.com

Note: Trademarks owned by the company are indicated by the use of italics, ® or ™, throughout this report.



(in order from left to right)
Peter J. Lazaredes, Executive Vice President and General Manager, Foodservice/Food Packaging
Andrew A. Campbell, Senior Vice President and Chief Financial Officer
Richard L. Wambold, Chairman and Chief Executive Officer
John N. Schwab, Senior Vice President and General Manager, Hefty® Consumer Products
James D. Morris, Senior Vice President and General Manager, Protective and Flexible Packaging


PACTIV
Advanced Packaging Solutions

Pactiv Corporation 1900 West Field Court Lake Forest, IL 60045 www.pactiv.com